ANNUAL REPORT 1997






              [PHOTOGRAPH OF TEXAS BLUEBONNETS]









           [LOGO OF INDEPENDENT BANKSHARES, INC.]

[LOGO]

FIRST STATE BANK, N.A.


[MAP OF TEXAS/BANL LOCATIONS]
Photographer Martin Pothier captures
the beauty of our Texas State Flower,
the Bluebonnet



BANKING LOCATIONS IN WEST TEXAS

Abilene/Main Bank
547 Chestnut Street
Abilene, Texas 79602
(915) 672-2902

Abilene/Buffalo Gap Road Branch
4450 Buffalo Gap Road
Abilene, Texas 79606
(915) 793-2477

Abilene/Wylie Branch
6301 Buffalo Gap Road
Abilene, Texas 79606
(915) 691-0000

Lubbock Branch
82nd Street and Nashville Avenue
Lubbock, Texas 79423
(806) 794-8300

Odessa/Main Branch
1330 East 8th Street
Odessa, Texas 79761
(915) 332-0141

Odessa/42nd Street Branch
4950 East 42nd Street
Odessa, Texas 79762
(915) 362-2106

Odessa/Winwood Branch
3898 East 42nd Street
Odessa, Texas 76762
(915) 366-5903

San Angelo Branch
4112 College Hills Boulevard
San Angelo, Texas 76904
(915) 942-8757

Stamford Branch
210 South Swenson Street
Stamford, Texas 79553
(915) 773-5755

Winters Branch
500 South Main Street
Winters, Texas 79567
(915) 754-5511

                  [INDEPENDENT BANKSHARES LOGO]


FINANCIAL HIGHLIGHTS

FOR THE YEAR                1997           1996          1995
=================================================================

Net Income               $2,110,000     $1,422,000     $1,132,000
Basic Earnings
  Per Common Share             1.12           1.00           0.82
Diluted Earnings
  Per Common Share             1.03           0.84           0.67


AT YEAR END                 1997           1996          1995
=================================================================

Assets                 $264,574,000   $205,968,000   $180,344,000
Loans                   140,853,000     92,017,000     81,927,000
Deposits                242,801,000    189,575,000    164,704,000
Notes Payable                57,000        240,000        849,000
Stockholders' Equity     20,527,000     14,937,000     13,818,000


DAILY AVERAGES              1997           1996          1995
=================================================================

Assets                 $258,874,000   $196,155,000   $169,532,000
Loans                   132,891,000     85,880,000     82,302,000
Deposits                237,379,000    180,005,000    154,547,000
Notes Payable               714,000        568,000      1,069,000
Stockholders' Equity     19,275,000     14,375,000     12,594,000

STOCK TRANSFER AGENT               STOCK EXCHANGE LISTING
First State Bank, N.A.             American Stock Exchange
547 Chestnut Street                (AMEX)
P.O. Box 3296
Abilene, Texas 79604

AMEX TRADING SYMBOL                AMEX LISTING
IBK                                Indep Bksh

                  [INDEPENDENT BANKSHARES LOGO]


PRESIDENT'S LETTER


To Our Shareholders:

The end of 1997 concluded a year of growth for our Company and positive results for our shareholders. With the purchase of a community bank in Lubbock, Texas and the continued economic strength in our market area, the Company's assets increased $58,606,000, or 28.5 percent. Net income for the year increased $688,000, or 48.4 percent. Diluted earnings per share for 1997 were $1.03, up $0.19 or 22.6 percent, over 1996.

Throughout 1997, our West Texas market area experienced a stable economy with solid earnings growth and mild inflation. The Company was able to capitalize on this environment by increasing loans to creditworthy individuals and small businesses. At year-end 1997, the Company's loan to deposit ratio was 58.0 percent, compared to
48.5 percent at year-end 1996. As a result of the increase in loans, the Company's net interest margin rose to 4.13 percent, up from 3.95 percent during 1996. The increased net interest margin translated into additional net income, improving the Company's return on equity to 10.95 percent in 1997 compared to 9.89 percent in 1996. We are pleased with these results and encourage you to review Management's Discussion and Analysis in the financial section of this report for greater detail of the Company's performance in 1997.

While last year's results are an important measure of the acceptability of your investment, we know your primary interest is the Company's plans for 1998 and beyond.

The Company is currently pursuing a strategy of building market share. To accomplish this goal, we have expanded the number of banking locations in Abilene and Odessa through supermarket

[PHOTOGRAPH OF BRYAN STEPHENSON,
President and Chief Executive
  Officer]

              [INDEPENDENT BANKSHARES LOGO]


bank branches and have added telephone and personal computer banking to our service offerings. We believe this approach to consumer banking, when supported by our competitively-priced services, will expand our customer deposit base.

To provide profitable investment opportunities for the expanding deposit base, the Company has intensified its officer calling program system wide. This calling program, strengthened by the addition of key personnel in our primary markets, is designed specifically to generate additional commercial and real estate loans.

In addition to the solicitation of new customers, the introduction of new services and locations and the maintenance of existing relationships, the Company is in the midst of upgrading its technology to meet the challenge of Year 2000 compliance.
The financial services industry has become increasely reliant on computers and technology to provide new products and services to its customers. As has been widely publicized, certain hardware and software applications may not function properly as we approach the turn of the century.

Our Company has been concerned with this issue and is on track to be fully Year 2000 compliant by the end of 1998. This compliance will be achieved through upgrades to our primary operating software and through the replacement of our mainframe computer and personal computer platform systems. These systems were leased during 1993 and 1994 and were already scheduled to be upgraded or replaced during 1998. Our plan requires that all replacement hardware and software be Year 2000 compliant.

[PHOTOGRAPH OF RANDAL CROSSWHITE,
Senior Vice President and
   Chief Financial Officer]

                   [INDEPENDENT BANKSHARES LOGO]


This letter discusses a company in transition - a company that is moving from the position of being a reactive community bank to a proactive provider of financial services in West Texas.

As we look to the future, we see the ever-present challenges and the accompanying opportunities. We are optimistic that the support of our employees, directors and shareholders, the future will be bright.

Sincerely,

/s/ Bryan Stephenson

Bryan Stephenson


            [GRAPHICAL PRESENTATION OF TOTAL ASSETS]

The Company has a record of consistent growth over the last four years. Acquisitions, including a bank in Winters and a savings bank in San Angelo in 1996, and Western National Bank in Lubbock in 1997, contributed to this trend.

             [GRAPHICAL PRESENTATION OF TOTAL LOANS]

Loan growth has been fueled by a strong West Texas economy, resulting in increased loan demand, and the acquisition of Western National Bank in 1997.

                   [INDEPENDENT BANKSHARES LOGO]


             [GRAPHICAL PRESENTATION OF NET INCOME]

Improved net income has been achieved through economies of scale and an improved net interest margin.

     [GRAPHICAL PRESENTATION OF DILUTED EARNINGS PER SHARE]

Diluted earnings per share has increased from $0.27 in 1994 to $1.03 in 1997. The 1997 increase of $0.19, or 22.6 percent, was generated after a common stock offering that increased the outstanding common shares of the Company by 395,312, or 28.6 percent.

          [GRAPHICAL PRESENTATION OF RETURN ON AVERAGE
                      STOCKHOLDERS' EQUITY]

The Company's return on equity of 10.95 percent in 1997, reflected a continuation of improved shareholders' returns over the four years depicted.

          [GRAPHICAL PRESENTATION OF EFFICIENCY RATIO]

The Company's efficiency ratio, calculated as noninterest expenses, less goodwill amortization and ORE/ORA expenses, divided by net interest income and total noninterest income, excluding securities gains or losses, has continued to improve with the growth of the Company.

                  [INDEPENDENT BANKSHARES LOGO]


INDEPENDENT BANKSHARES, INC.

BOARD OF DIRECTORS

John L. Beckham
Attorney, Beckham, Rector & Eargle, L.L.P.

Lee Caldwell
Attorney

Mrs. William R. (Amber) Cree
Entrepreneuse

Randal N. Crosswhite
Senior Vice President & Chief Financial Officer
Independent Bankshares, Inc.

Louis S. Gee
Chairman of the Board & Chief Executive Officer,
Tippett & Gee, Inc., Consulting Engineers

Nancy E. Jones
Executive Director,
Community Foundation of Abilene

Marshal M. Kellar
Chairman of the Board,
West Texas Wholesale Supply Co.

Tommy McAlister
President,
McAlister, Inc.

Bryan W. Stephenson
President & Chief Executive Officer,
Independent Bankshares, Inc.

Scott L. Taliaferro
Chairman of the Board,
Independent Bankshares, Inc.,
President, Scott Oils, Inc.

James D. Webster, M.D.
Physician

C.G. Whitten
Attorney, Whitten & Young, P.C.

John A. Wright
Banking Consultant

ADVISORY DIRECTORS

Arlas Cavett
Farming and Investments

L.H. Mosley
President,
Mosley Investments, Inc.

J.E. Smith
Investments

FIRST STATE BANK, N.A.

BOARD OF DIRECTORS

Jack D. Bargainer, M.D.
Physician

Randal N. Crosswhite
Senior Vice President & Chief Financial Officer,
Independent Bankshares, Inc.

Thomas C. Darden
Lubbock Branch President,
First State Bank, N.A.

James G. Fitzhugh
Abilene Branch President,
First State Bank, N.A.

Timothy J. Gorman
Manager SBR Business Integration,
Ameripol Synpol Corporation

Michael D. Jarrett
Odessa Branch President,
First State Bank, N.A.

Bryan W. Stephenson, Chairman of the Board,
First State Bank, N.A.,
President & Chief Executive Officer,
Independent Bankshares, Inc.

Scott L. Taliaferro, Jr.
President,
TDC Engineering, Inc.

Mike Trout
President,
Rototech, Inc.

Virgil W. Trower
President,
Trower Realtors, Inc.

Stanley J. Whisenhunt
Farming and Ranching

                  [INDEPENDENT BANKSHARES LOGO]


REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors and Shareholders
Independent Bankshares, Inc.
Abilene, Texas

We have audited the accompanying consolidated balance sheets of Independent Bankshares, Inc. as of December 31, 1997 and 1996, and the related consolidated income statements, statements of changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Independent Bankshares, Inc. as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

Fort Worth, Texas
February 2, 1998

                  INDEPENDENT BANKSHARES, INC.
                   CONSOLIDATED BALANCE SHEETS
                   DECEMBER 31, 1997 AND 1996

                             ASSETS

                                                                      1997                1996
                                                                 -------------       -------------
ASSETS:
Cash and Cash Equivalents:
 Cash and Due from Banks                                         $  14,518,000       $  11,458,000
 Federal Funds Sold                                                 24,900,000          18,500,000
                                                                 -------------       -------------
   Total Cash and Cash Equivalents                                  39,418,000          29,958,000
                                                                 -------------       -------------
Securities (Note 3):
 Available-for-sale                                                 22,501,000          27,771,000
 Held-to-maturity                                                   47,293,000          47,381,000
                                                                 -------------       -------------
   Total Securities                                                 69,794,000          75,152,000
                                                                 -------------       -------------
Loans (Note 4):
 Total Loans                                                       142,315,000          94,264,000
 Less:
  Unearned Income on Installment Loans                               1,462,000           2,247,000
  Allowance for Possible Loan Losses                                 1,173,000             793,000
                                                                 -------------       -------------
    Net Loans                                                      139,680,000          91,224,000
                                                                 -------------       -------------
Premises and Equipment (Note 5)                                      7,518,000           4,437,000
Goodwill (Note 2)                                                    3,159,000             957,000
Accrued Interest Receivable                                          2,208,000           1,599,000
Other Real Estate and Other Repossessed Assets                         739,000             389,000
Other Assets                                                         2,058,000           2,252,000
                                                                 -------------       -------------

          Total Assets                                           $ 264,574,000       $ 205,968,000
                                                                 =============       =============

          LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Deposits (Note 6):
 Noninterest-bearing Demand Deposits                             $  43,868,000       $  32,240,000
 Interest-bearing Demand Deposits                                   77,495,000          58,676,000
 Interest-bearing Time Deposits                                    121,438,000          98,659,000
                                                                 -------------       -------------
    Total Deposits                                                 242,801,000         189,575,000
Accrued Interest Payable                                               947,000             951,000
Notes Payable (Note 7)                                                  57,000             240,000
Other Liabilities                                                      242,000             265,000
                                                                 -------------       -------------
      Total Liabilities                                            244,047,000         191,031,000
                                                                 -------------       -------------

Commitments and Contingent Liabilities (Notes 13 and 15)

STOCKHOLDERS' EQUITY (NOTES 9 AND 16):
Preferred Stock - Par Value $10.00; 5,000,000 Shares Authorized:
  Series C Preferred Stock - Stated Value $42.00; 50,000 Shares
   Designated; 5,590 and 13,478 Shares Issued and Outstanding at
   December 31, 1997 and 1996, Respectively                             56,000             135,000
Common Stock - Par Value $0.25; 30,000,000 Shares Authorized;
 1,975,263 and 1,104,644 Shares Issued and Outstanding
 at December 31, 1997 and 1996, Respectively                           494,000             276,000
Additional Paid-in Capital                                          13,921,000           9,891,000
Retained Earnings                                                    6,218,000           4,610,000
Unrealized Gain on Available-for-sale Securities (Note 3)               31,000              25,000
Unearned Employee Stock Ownership Plan Stock (Note 9)                 (193,000)                  0
                                                                 -------------       -------------
     Total Stockholders' Equity                                     20,527,000          14,937,000
                                                                 -------------       -------------

        Total Liabilities and Stockholders' Equity               $ 264,574,000       $ 205,968,000
                                                                 =============       =============



                     See accompanying notes.

                  INDEPENDENT BANKSHARES, INC.
                 CONSOLIDATED INCOME STATEMENTS
          YEARS ENDED DECEMBER 31, 1997, 1996 and 1995



                                                            1997           1996           1995
                                                       -------------  -------------  -------------
Interest Income:
 Interest and Fees on Loans (Note 4)                   $  12,236,000  $   8,005,000  $   7,726,000
 Interest on Securities                                    5,176,000      4,504,000      2,389,000
 Interest on Federal Funds Sold                              912,000      1,047,000      1,847,000
                                                       -------------  -------------  -------------
    Total Interest Income                                 18,324,000     13,556,000     11,962,000
                                                       -------------  -------------  -------------
Interest Expense:
 Interest on Deposits                                      8,600,000      6,382,000      5,201,000
 Interest on Notes Payable (Note 7)                           59,000         59,000        108,000
                                                       -------------  -------------  -------------
    Total Interest Expense                                 8,659,000      6,441,000      5,309,000
                                                       -------------  -------------  -------------
Net Interest Income                                        9,665,000      7,115,000      6,653,000
 Provision for Loan Losses (Note 4)                          250,000        201,000        206,000
                                                       -------------  -------------  -------------
Net Interest Income After Provision for Loan Losses        9,415,000      6,914,000      6,447,000
                                                       -------------  -------------  -------------
Noninterest Income:
 Service Charges                                           1,605,000      1,259,000      1,167,000
 Trust Fees                                                  195,000        189,000        201,000
 Other Income                                                109,000        103,000        141,000
                                                       -------------  -------------  -------------
    Total Noninterest Income                               1,909,000      1,551,000      1,509,000
                                                       -------------  -------------  -------------
Noninterest Expenses:
 Salaries and Employee Benefits                            3,970,000      3,082,000      2,849,000
 Net Occupancy Expense                                       857,000        716,000        643,000
 Equipment Expense                                           834,000        663,000        723,000
 Stationery, Printing and Supplies Expense                   419,000        288,000        271,000
 Professional Fees                                           333,000        304,000        454,000
 Net Costs (Revenues) Applicable to Other Real Estate
  and Other Repossessed Assets                                23,000        (24,000)        (7,000)
 Other Expenses                                            1,801,000      1,261,000      1,309,000
                                                       -------------  -------------  -------------
   Total Noninterest Expenses                              8,237,000      6,290,000      6,242,000
                                                       -------------  -------------  -------------
Income Before Federal Income Taxes                         3,087,000      2,175,000      1,714,000
 Federal Income Taxes (Note 8)                               977,000        753,000        582,000
                                                       -------------  -------------  -------------
Net Income                                             $   2,110,000  $   1,422,000  $   1,132,000
                                                       =============  =============  =============
Preferred Stock Dividends (Note 9)                     $      41,000  $      63,000  $      70,000
                                                       =============  =============  =============
Net Income Available to Common Stockholders (Note 10)  $   2,069,000  $   1,359,000  $   1,062,000
                                                       =============  =============  =============

Basic Earnings Per Common Share
 Available to Common Stockholders (Note 10)            $        1.12  $        1.00  $        0.82
                                                       =============  =============  =============
Diluted Earnings Per Common Share
 Available to Common Stockholders (Note 10)            $        1.03  $        0.84  $        0.67
                                                       =============  =============  =============



                     See accompanying notes.

                  INDEPENDENT BANKSHARES, INC.
   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                                                                                                        UNREALIZED
                                                                                                                        GAIN (LOSS)
                                                  SERIES C                                                                  ON
                                               PREFERRED STOCK       COMMON STOCK         ADDITIONAL                    AVAILABLE
                                             ------------------- -----------------------   PAID-IN         RETAINED      FOR-SALE
                                              SHARES    AMOUNT    SHARES         AMOUNT    CAPITAL         EARNINGS     SECURITIES
                                             --------- --------- ----------     --------  -----------    ------------   ----------
Balances--January 1, 1995                     16,668   $ 167,000   778,081      $195,000  $ 8,241,000    $2,570,000     $ (100,000)
 Net Income                                                                                               1,132,000
 Adjustment to Unrealized Gain
  on Available-for-sale Securities,
  Net of Tax of $86,000 (Note 3)                                                                                           168,000
 Reduction of Deferred Tax
  Asset Valuation Allowance                                                                 1,600,000
 Cash Dividends                                                                                            (187,000)
 4-for-3 Stock Split (Note 9)                                      259,371        65,000       (2,000)      (67,000)
 Exercise of Stock Options (Note 9)                                  9,037         2,000       34,000
 Conversion of Series C
  Preferred Stock (Note 9)                      (232)     (3,000)    3,803         1,000        2,000
                                             -------   --------- ---------      --------  -----------    ----------     ----------
Balances--December 31, 1995                   16,436     164,000 1,050,292       263,000    9,875,000     3,448,000         68,000
 Net Income                                                                                               1,422,000
 Adjustment to Unrealized Loss
  on Available-for-sale Securities, Net
  of Tax of $23,000 (Note 3)                                                                                               (43,000)
 Cash Dividends                                                                                            (260,000)
 Conversion of Series C Preferred
  Stock (Note 9)                              (2,958)    (29,000)   54,352        13,000       16,000
                                             -------   --------- ---------      --------  -----------    ----------     ----------
Balances--December 31, 1996                   13,478     135,000 1,104,644       276,000    9,891,000     4,610,000         25,000
 Net Income                                                                                               2,110,000
 Adjustment to Unrealized Gain on
  Available-for-sale Securities, Net of
  Tax of $3,000 (Note 3)                                                                                                     6,000
 Cash Dividends                                                                                            (405,000)
 Sale of Stock in Public Offering (Note 9)                         316,250        79,000    3,899,000
 Purchase of Stock in Public Offering by
  ESOP, Financed by a Loan from the
  Company - Unearned Stock (Note 9)
 Principal Payments on Loan to ESOP for
  Stock Purchase - Earned Stock (Note 9)
 5-for-4 Stock Split (Note 9)                                      388,911        97,000       (5,000)      (97,000)
 Exercise of Stock Options (Note 9)                                 17,499         5,000       94,000
 Conversion of Series C Preferred
     Stock (Note 9)                           (7,888)    (79,000)  147,959        37,000       42,000
                                             -------   --------- ---------      --------  -----------    ----------     ----------
Balances--December 31, 1997                    5,590   $  56,000 1,975,263      $494,000  $13,921,000    $6,218,000     $   31,000
                                             =======   ========= =========      ========  ===========    ==========     ==========



                                              UNEARNED EMPLOYEE
                                               STOCK OWNERSHIP
                                                 PLAN STOCK
                                             ------------------
                                              SHARES    AMOUNT
                                             --------  --------

Balances--January 1, 1995                           0  $      0
 Net Income
 Adjustment to Unrealized Gain
  on Available-for-sale Securities,
  Net of Tax of $86,000 (Note 3)
 Reduction of Deferred Tax
  Asset Valuation Allowance
 Cash Dividends
 4-for-3 Stock Split (Note 9)
 Exercise of Stock Options (Note 9)
 Conversion of Series C
  Preferred Stock (Note 9)
                                             --------  --------
Balances--December 31, 1995                         0         0
 Net Income
 Adjustment to Unrealized Loss
  on Available-for-sale Securities, Net
  of Tax of $23,000 (Note 3)
 Cash Dividends
 Conversion of Series C Preferred
  Stock (Note 9)
                                             --------  --------
Balances--December 31, 1996                         0         0
 Net Income
 Adjustment to Unrealized Gain on
  Available-for-sale Securities, Net of
  Tax of $3,000 (Note 3)
 Cash Dividends
 Sale of Stock in Public Offering (Note 9)
 Purchase of Stock in Public Offering by
  ESOP, Financed by a Loan from the
  Company - Unearned Stock (Note 9)           (15,000) (214,000)
 Principal Payments on Loan to ESOP for
  Stock Purchase - Earned Stock (Note 9)        1,789    21,000
 5-for-4 Stock Split (Note 9)                  (3,750)
 Exercise of Stock Options (Note 9)
 Conversion of Series C Preferred
     Stock (Note 9)
                                             -------   ---------
Balances--December 31, 1997                  (16,961)  $(193,000)
                                             =======   =========


                     See accompanying notes.

                  INDEPENDENT BANKSHARES, INC.
              CONSOLIDATED STATEMENTS OF CASH FLOWS
          YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                                                                1997           1996           1995
                                                                           ------------   ------------   ------------
Cash Flows from Operating Activities:
  Net Income                                                               $  2,110,000   $  1,422,000   $  1,132,000
Adjustments to Reconcile Net Income to Net Cash
 Provided by Operating Activities:
  Deferred Federal Income Tax Expense                                           772,000        677,000        547,000
  Depreciation and Amortization                                                 733,000        404,000        367,000
  Provision for Loan Losses                                                     250,000        201,000        206,000
  Losses on Sales of Investment Securities                                            0         10,000              0
  Gains on Sales of Premises and Equipment                                            0              0         (4,000)
  Gains on Sales of Other Real Estate and Other Repossessed Assets              (58,000)       (50,000)       (45,000)
  Writedown of Other Real Estate and Other Repossessed Assets                     2,000         21,000         32,000
  Increase in Accrued Interest Receivable                                      (192,000)       (17,000)      (549,000)
  Decrease (Increase) in Other Assets                                           452,000       (382,000)      (176,000)
  Increase (Decrease) in Accrued Interest Payable                              (182,000)       (14,000)       474,000
  Increase (Decrease) in Other Liabilities                                   (1,106,000)       166,000       (840,000)
                                                                           ------------   ------------   ------------
     Net Cash Provided by Operating Activities                                2,781,000      2,438,000      1,144,000
                                                                           ------------   ------------   ------------
Cash Flows from Investing Activities:
  Proceeds from Maturities of Available-for-sale Securities                  17,809,000      9,437,000     21,828,000
  Proceeds from Maturities of Held-to-maturity Securities                    20,195,000     26,461,000     12,930,000
  Proceeds from Sale of Available-for-sale Securities                           193,000         30,000              0
  Proceeds from Sale of Held-to-maturity Securities                                   0      2,000,000              0
  Purchases of Available-for-sale Securities                                 (8,060,000)   (19,382,000)   (21,242,000)
  Purchases of Held-to-maturity Securities                                  (15,080,000)   (36,680,000)   (35,864,000)
  Net Increase in Loans                                                      (8,692,000)    (8,160,000)    (1,603,000)
  Proceeds from Sales of Premises and Equipment                                       0         94,000          4,000
  Additions to Premises and Equipment                                          (819,000)      (138,000)      (177,000)
  Proceeds from Sales of Other Real Estate and Other Repossessed Assets       1,352,000        754,000      1,025,000
  Net Cash and Cash Equivalents Acquired (Paid) in Acquisitions              (1,236,000)    14,203,000              0
                                                                           ------------   ------------   ------------
    Net Cash Provided by (Used in) Investing Activities                       5,662,000    (11,381,000)   (23,099,000)
                                                                           ------------   ------------   ------------
Cash Flows from Financing Activities:
  Net Increase (Decrease) in Deposits                                          (378,000)     5,018,000     18,520,000
  Proceeds from Notes Payable                                                 1,300,000              0        275,000
  Repayment of Notes Payable                                                 (3,572,000)      (616,000)      (690,000)
  Net Proceeds from Issuance of Equity Securities                             4,077,000              0         34,000
  Payment of Cash Dividends                                                    (405,000)      (260,000)      (187,000)
  Cash Paid for Fractional Shares in Stock Dividend                              (5,000)             0         (2,000)
                                                                           ------------   ------------   ------------
     Net Cash Provided by Financing Activities                                1,017,000      4,142,000     17,950,000
                                                                           ------------   ------------   ------------
Net Increase (Decrease) in Cash and Cash Equivalents                          9,460,000     (4,801,000)    (4,005,000)
Cash and Cash Equivalents at Beginning of Year                               29,958,000     34,759,000     38,764,000
                                                                           ------------   ------------   ------------
Cash and Cash Equivalents at End of Year                                   $ 39,418,000   $ 29,958,000   $ 34,759,000
                                                                           ============   ============   ============


                     See accompanying notes.

                  INDEPENDENT BANKSHARES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1997, 1996 AND 1995


NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business
--------

     Independent Bankshares, Inc., a Texas corporation (the "Company"), is a bank holding company headquartered in Abilene, Texas. The Company indirectly owns through a Delaware subsidiary, Independent Financial Corp. ("Independent Financial"), 100% of the stock of First State Bank, National Association, Abilene, Texas (the "Bank"). The Bank currently operates full-service banking locations in the West Texas cities of Abilene (3 locations), Lubbock, Odessa (3 locations), San Angelo, Stamford and Winters.

     The Company's primary activities are to assist the Bank in the management and coordination of its financial resources and to provide capital, business development, long range planning and public relations for the Bank. The Bank operates under the day-to-day management of its own officers and board of directors and formulates its own policies with respect to banking matters.

     The principal services provided by the Bank are as follows:

     Commercial Services. The Bank provides a full range of banking services for its commercial customers. Commercial lending activities include short-term and medium-term loans, revolving credit arrangements, inventory and accounts receivable financing, equipment financing and interim and permanent real estate lending. Other services include cash management programs and federal tax depository and night depository services.

     Consumer Services. The Bank also provides a wide range of consumer banking services, including checking, savings and money market accounts, savings programs and installment and personal loans. The Bank makes automobile and other installment loans directly to customers, as well as indirectly through automobile dealers. The Bank makes home improvement, home equity and real estate loans and provides safe deposit services. As a result of sharing arrangements with the Pulse automated teller machine system network, the Bank provides 24-hour routine banking services through automated teller machines ("ATMs"). The Pulse network provides ATM accessibility throughout the United States. The Bank also offers investment services and banking by phone or personal computer.

     Trust Services. The Bank provides trust and agency services to individuals, partnerships and corporations from its offices in Abilene, Lubbock and Odessa. The trust division also provides investment management, administration and advisory services for agency and trust accounts, and acts as trustee for pension and profit sharing plans.

Basis of Financial Statements
-----------------------------

     The accounting and reporting policies of the Company conform with generally accepted accounting principles followed by the banking industry.

Principles of Consolidation
---------------------------

     The Consolidated Financial Statements include the accounts of the Company, Independent Financial and the Bank. All significant intercompany accounts and transactions have been eliminated upon consolidation.

     Effective December 30, 1996, an existing subsidiary bank of the Company, First State Bank, National Association, Odessa, Texas ("First State, N.A., Odessa"), was merged with and into the Bank. As a result of the merger, the offices of First State, N.A., Odessa became branches of the Bank.

Statements of Cash Flows
------------------------

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Securities
----------

     Management determines the appropriate classification of securities at the time of purchase. If the securities are purchased with the positive intent and the ability to hold the securities until maturity, they are classified as held-to-maturity and carried at amortized historical cost. Securities to be held for indefinite periods of time are classified as available-for-sale and carried at fair value.

Loans
-----

     Loans are stated at the principal amount outstanding.
Interest on the various types of commercial loans is accrued daily based on the principal balances outstanding. Income on installment loans is recognized using this method or other methods under which income approximates this method.

     The recognition of income on a loan is discontinued, and previously accrued interest is reversed, when interest or principal payments become ninety (90) days past due unless, in the opinion of management, the outstanding interest remains collectible. Interest is subsequently recognized only as received until the loan is returned to accrual status.

Allowance for Possible Loan Losses
----------------------------------

     The allowance for possible loan losses is maintained at a level that, in management's opinion, is adequate to absorb possible losses in the loan portfolio and unfunded loan commitments. The allowance is based on a number of factors, including risk ratings of individual credits, current business and economic conditions, the size and diversity of the portfolio, collateral values and past loan loss experience.

     At December 31, 1997 and 1996, the Company had no impaired loans. Impaired loans are normally placed on nonaccrual status and, as a result, interest income is recorded only as cash is received. The average balance of impaired loans during the years ended December 31, 1997 and 1996, was $0 and $50,000, respectively.
There was no interest income recognized on such loans during the years ended December 31, 1997, 1996 or 1995.

Premises and Equipment
----------------------

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation for financial reporting purposes is computed primarily on the straight-line method over the estimated useful lives of five (5) to forty (40) years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the period.

Goodwill
--------

     Goodwill resulting from acquisitions accounted for using the purchase method is being amortized on the straight-line method over a period of fifteen (15) years. Management assesses the recoverability of goodwill by comparing the goodwill to the undiscounted cash flows expected to be generated by the acquired banks during the anticipated period of benefit. As of December 31, 1997, management believes that no impairment has occurred.

Federal Income Taxes
--------------------

     The Company uses the liability method of accounting for income taxes as required by FASB Statement of Financial Accounting
Standards No. 109, "Accounting for Income Taxes ("FAS 109").
Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Other Real Estate and Other Repossessed Assets
----------------------------------------------

     Other real estate and other repossessed assets consist principally of real estate properties and automobiles acquired by the Company through foreclosure. Such assets are carried at the lower of cost (generally the outstanding loan balance) or estimated fair value, net of estimated costs of disposal, if any. If the estimated fair value of the collateral securing the loan is less than the amount outstanding on the loan at the time the assets are acquired, the difference is charged against the allowance for possible loan losses. Subsequent declines in estimated fair value, if any, are charged to noninterest expense.

Earnings Per Share
------------------

     In March 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"), which establishes standards for computing and presenting earnings per share for entities with publicly held common stock or potential common stock. FAS 128 simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15, "Earnings per Share," and makes them comparable to international earnings per share accounting standards. It replaces the presentation of primary earnings per share with a presentation of basic earnings per share, which excludes dilution. It also requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures. The Company adopted FAS 128 on December 31, 1997.

Comprehensive Income
--------------------

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt FAS 130 beginning January 1, 1998.

Use of Estimates
----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2:  BANK ACQUISITIONS

     The Bank completed the acquisition of Peoples National Bank in Winters, Texas ("Peoples National") effective January 1, 1996. At December 31, 1995, Peoples National had total assets of $5,505,000, total loans, net of unearned income, of $2,767,000, total deposits of $4,958,000 and stockholders' equity of $525,000. The Bank paid $745,000 for the acquisition of Peoples National and, as a result of such acquisition, recorded $260,000 of goodwill.

     The Bank completed the acquisition of the San Angelo branch of Coastal Banc ssb ("Coastal Banc - San Angelo") effective May 27, 1996. On that date, Coastal Banc - San Angelo had total deposits of $14,895,000 and total loans, net of unearned income, of $155,000. The Bank paid $760,000 as a premium on the deposits of Coastal Banc - San Angelo and, as a result of such payment, recorded $743,000 of goodwill.

     The Company completed the acquisition of Crown Park Bancshares, Inc. ("Crown Park") and its wholly owned subsidiary bank, Western National Bank, Lubbock, Texas ("Western National"), effective January 28, 1997, for an aggregate cash consideration of $7,510,000. On the acquisition date, Crown Park was merged with and into a wholly owned subsidiary of the Company and Western National was merged with and into the Bank. To obtain funding for the acquisition, the Company sold an aggregate of 395,312 shares of its common stock in an underwritten offering at a price of $11.40 per share (the "Offering"). This included 51,562 shares covered by the underwriter's over-allotment option. The Company borrowed $800,000 from a financial institution in Amarillo, Texas (the "Amarillo Bank") to finance a portion of the cost of acquiring Crown Park. The $800,000 of borrowings was reduced to $400,000 with the proceeds of the sale of the over-allotment shares. The borrowing was paid off on December 31, 1997. At the date of acquisition, Crown Park had total assets of $60,420,000, total loans, net of unearned income, of $41,688,000, total deposits of $53,604,000 and stockholders' equity of $4,238,000. This acquisition was accounted for using the purchase method of accounting. A total of $2,486,000 of goodwill was recorded as a result of this acquisition.

     A total of $218,000 and $46,000 in goodwill amortization expense was recorded during the years ended December 31, 1997 and 1996, respectively. No goodwill amortization expense was recorded during the year ended December 31, 1995.

     The following pro forma financial information combines the historical results of the Company as if the Crown Park acquisition had occurred as of the beginning of each period presented. The pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred at the beginning of each period presented or that may be obtained in the future:

                                        Year Ended December 31,
                                        -------------------------
                                           1997           1996
                                        --------       ----------
                                             (In thousands,
                                        except per share amounts)

     Net interest income                $  9,833       $  9,504
     Net income                            1,933          1,799
     Basic earnings per share               1.03           0.99
     Diluted earnings per share             0.94           0.86

     Some amounts, specifically the pro forma amounts for net income and basic and diluted earnings per share for the year ended December 31, 1997, and basic earnings per share for the year ended December 31, 1996, are less than the amounts reported herein as a result of certain adjustments recorded by Crown Park prior to the acquisition.

NOTE 3:  SECURITIES

     The amortized cost and estimated fair value of available-for-sale securities at December 31, 1997 and 1996, were as follows:

                                                                      1997
                                             ---------------------------------------------------------
                                                              Gross          Gross          Estimated
                                               Amortized    Unrealized     Unrealized         Fair
                                                Cost          Gains          Losses           Value
                                             ------------   ----------     ----------     ------------
U.S. Treasury securities                     $ 16,280,000   $   40,000     $   13,000     $ 16,307,000
Obligations of U.S. Government agencies
 and corporations                               4,520,000       20,000          2,000        4,538,000
Mortgage-backed securities                      1,066,000        7,000              0        1,073,000
Other securities                                  583,000            0              0          583,000
                                             ------------   ----------     ----------     ------------
  Total available-for-sale securities        $ 22,449,000   $   67,000     $   15,000     $ 22,501,000
                                             ============   ==========     ==========     ============



                                                                      1996
                                             ---------------------------------------------------------
                                                              Gross          Gross          Estimated
                                               Amortized    Unrealized     Unrealized         Fair
                                                Cost          Gains          Losses           Value
                                             ------------   ----------     ----------     ------------
U.S. Treasury securities                     $ 27,166,000   $   76,000     $   41,000     $ 27,201,000
Mortgage-backed securities                        126,000        1,000              0          127,000
Other securities                                  443,000            0              0          443,000
                                             ------------   ----------     ----------     ------------
  Total available-for-sale securities        $ 27,735,000   $   77,000     $   41,000     $ 27,771,000
                                             ============   ==========     ==========     ============


     The amortized cost and estimated fair value of held-to-maturity securities at December 31, 1997 and 1996, were as follows:

                                                                      1997
                                             ---------------------------------------------------------
                                                              Gross          Gross          Estimated
                                               Amortized    Unrealized     Unrealized         Fair
                                                Cost          Gains          Losses           Value
                                             ------------   ----------     ----------     ------------
U.S. Treasury securities                     $  4,985,000   $    7,000     $        0     $  4,992,000
Obligations of U.S. Government agencies
 and corporations                              31,584,000      119,000        113,000       31,590,000
Mortgage-backed securities                     10,549,000       82,000         21,000       10,610,000
Obligations of states and political
 subdivisions                                     175,000        9,000              0          184,000
                                             ------------   ----------     ----------     ------------
  Total held-to-maturity securities          $ 47,293,000   $  217,000     $  134,000     $ 47,376,000
                                             ============   ==========     ==========     ============

                                                                      1996
                                             ---------------------------------------------------------
                                                              Gross          Gross          Estimated
                                               Amortized    Unrealized     Unrealized         Fair
                                                Cost          Gains          Losses           Value
                                             ------------   ----------     ----------     ------------
U.S. Treasury securities                     $  7,942,000   $   25,000     $        0     $  7,967,000
Obligations of U.S. Government agencies
 and corporations                              29,928,000      129,000        140,000       29,917,000
Mortgage-backed securities                      9,311,000        1,000        111,000        9,201,000
Obligations of states and political
 subdivisions                                     200,000        6,000              0          206,000
                                             ------------   ----------     ----------     ------------
  Total held-to-maturity securities          $ 47,381,000   $  161,000     $  251,000     $ 47,291,000
                                             ============   ==========     ==========     ============


     The amortized cost and estimated fair value of securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                              Amortized      Estimated
     Available-for-sale Securities               Cost        Fair Value
     -------------------------------------   ------------   ------------
     Due in one year or less                 $ 11,744,000   $ 11,737,000
     Due after one year through five years      9,056,000      9,108,000
     Due after ten years                          583,000        583,000
                                             ------------   ------------
                                               21,383,000     21,428,000
     Mortgage-backed securities                 1,066,000      1,073,000
                                             ------------   ------------

      Total available-for-sale securities    $ 22,449,000   $ 22,501,000
                                             ============   ============

                                               Amortized     Estimated
     Held-to-maturity Securities                  Cost       Fair Value
     ---------------------------             ------------   ------------
     Due in one year or less                 $  4,985,000   $  4,992,000
     Due after one year through five years     31,584,000     31,590,000
     Due after five years through ten years       175,000        184,000
                                             ------------   ------------
                                               36,744,000     36,766,000
     Mortgage-backed securities                10,549,000     10,610,000
                                             ------------   ------------
       Total held-to-maturity securities     $ 47,293,000   $ 47,376,000
                                             ============   ============

     At December 31, 1997, securities with an amortized cost and estimated fair value of $9,666,000 and $9,650,000, respectively, were pledged as collateral for public and trust fund deposits and for other purposes required or permitted by law. At December 31, 1996, the amortized cost and estimated fair value of pledged securities were $10,847,000 and $10,820,000, respectively.

     During 1997, the Company sold available-for-sale securities with a book value of $193,000 and recorded no gain or loss on such sale. During 1996, the Company sold available-for-sale securities with a book value of $42,000 and recorded a $12,000 loss on such sale. In addition, the Company sold held-to-maturity securities with a book value of $1,998,000 approximately thirty (30) days prior to their scheduled maturity and recorded a $2,000 gain on such sale.

NOTE 4:  LOANS

     The composition of loans at December 31, 1997 and 1996, was as follows:

                                                 1997            1996
                                             ------------   ------------
     Loans to individuals                    $ 67,453,000   $ 46,975,000
     Real estate loans                         44,569,000     26,233,000
     Commercial and industrial loans           24,184,000     18,430,000
     Other loans                                6,109,000      2,626,000
                                             ------------   ------------
      Total loans                             142,315,000     94,264,000
     Less unearned income                       1,462,000      2,247,000
                                             ------------   ------------
      Total loans, net of unearned income    $140,853,000   $ 92,017,000
                                             ============   ============

     Nonperforming assets at December 31, 1997 and 1996, were as follows:

                                                     1997        1996
                                                  ----------   ----------
     Nonaccrual loans                             $   70,000   $   82,000
     Accruing loans past due over ninety days        121,000       41,000
     Restructured loans                              104,000       73,000
     Other real estate and other repossessed
        assets                                       739,000      389,000
                                                  ----------   ----------
      Total nonperforming assets                  $1,034,000   $  585,000
                                                  ==========   ==========

     The amount of interest income that would have been recorded on nonaccrual loans for the years ended December 31, 1997, 1996 and 1995, based on the loans' original terms was $16,000, $17,000 and $14,000, respectively. A total of $2,000 in interest on nonaccrual loans was actually collected and recorded as income during the year ended December 31, 1997. No interest was collected on such loans and recorded as income during 1996 or 1995.

     A summary of the transactions in the allowance for possible loan losses for the years ended December 31, 1997, 1996 and 1995, is as follows:


                                            1997           1996           1995
                                        -----------    -----------    -----------
     Balance at beginning of year       $   793,000    $   759,000    $   817,000
     Provision for loan losses              250,000        201,000        206,000
     Loans charged off                     (581,000)      (389,000)      (376,000)
     Recoveries of loans charged off        316,000         73,000        112,000
     Bank acquisitions                      395,000        149,000              0
                                        -----------    -----------    -----------
       Balance at end of year           $ 1,173,000    $   793,000    $   759,000
                                        ===========    ===========    ===========


NOTE 5:  PREMISES AND EQUIPMENT

     The following is a summary of premises and equipment at December 31, 1997 and 1996:

                                       1997           1996
                                   -----------    -----------
     Land                          $ 1,486,000    $   928,000
     Buildings and improvements      6,821,000      4,312,000
     Furniture and equipment         2,028,000      1,499,000
                                   -----------    -----------
                                    10,335,000      6,739,000
     Less accumulated depreciation   2,817,000      2,302,000
                                   -----------    -----------
      Net premises and equipment   $ 7,518,000    $ 4,437,000
                                   ===========    ===========

NOTE 6:  DEPOSITS

     At December 31, 1997 and 1996, interest-bearing time deposits of $100,000 or more were $38,371,000, and $29,627,000, respectively.

     At December 31, 1997, the scheduled maturities of interest-bearing time deposits was as follows:

                                  Interest-bearing
                                   Time Deposits
                                  ----------------
          1998                     $ 108,810,000
          1999                         8,482,000
          2000                         1,785,000
          2001                         1,139,000
          2002                         1,222,000
                                   -------------
         Total interest-bearing
            time deposits          $ 121,438,000
                                   =============

NOTE 7:  NOTES PAYABLE

     The Company had a note payable to a financial institution in Amarillo, Texas (the "Amarillo Bank"). The note, proceeds of which were used to help fund the purchase of Crown Park, originated on January 23, 1997, at $800,000. The balance was reduced to $200,000 by July 23, 1997. This $200,000 was renewed with a note that had a one-year maturity with payments of $50,000 principal plus interest to be made quarterly beginning October 23, 1997. The note bore interest at the Amarillo Bank's floating base rate plus 1% and was collateralized by 100% of the stock of the Bank. On December 31, 1997, the Company paid off the remaining principal balance of the note.

     In addition, at December 31, 1997, the Company had a note payable to one current director of the Company with a balance of $50,000. The note had an original face amount of $152,000, but was discounted upon issuance because it bore interest at a below-market interest rate (6%). The note was payable in three equal annual installments, plus accrued interest beginning March 1, 1996. The note was paid off on January 2, 1998. The balance of two additional notes to two former directors of the Company, with similar terms, aggregating $67,000 were paid off on December 19, 1997. The two additional notes had an aggregate original face amount of $198,000. The three notes represented a portion of the final settlement of certain litigation.

     At December 31, 1997, the Bank had a $7,000 note payable to an individual which matures in March 1999. Principal, plus interest at 7.5%, is payable monthly. The note is collateralized by a two-story commercial building in Abilene, Texas.

NOTE 8:  FEDERAL INCOME TAXES

     Due to the fact that the Company effected a quasi-reorganization as of December 31, 1989, utilization of any of the Company's net operating loss carryforwards subsequent to that date will not be credited to future income. For periods prior to January 1, 1995, the tax effect of the utilization of the Company's net operating loss carryforwards was credited directly to additional paid-in capital. For periods subsequent to December 31, 1994, the effect of such utilization has been and will be credited against the Company's gross deferred tax asset. The Company's deferred tax provision for 1997, 1996 and 1995 totaled $772,000, $677,000 and $547,000, respectively.

     Significant components of the Company's deferred tax assets and liabilities at December 31, 1997 and 1996, were as follows:

                                                            1997           1996
                                                            -----------    -----------
     Deferred tax assets:
      Net operating loss carryforwards                      $   238,000    $ 1,112,000
      Allowance for possible loan losses                        265,000        278,000
      Tax credit carryforwards                                  998,000        549,000
      Director indemnification                                   17,000         79,000
      Real estate and other repossessed assets                  115,000         69,000
      Other, net                                                      0          3,000
                                                            -----------    -----------
       Total gross deferred tax assets                        1,633,000      2,090,000
       Less valuation allowance for deferred tax assets        (167,000)      (389,000)
                                                            -----------    -----------
         Net deferred tax assets                              1,466,000      1,701,000
                                                            -----------    -----------
     Deferred tax liabilities:
      Unrealized gain on available-for-sale securities          (17,000)       (14,000)
      Depreciation and amortization                             (93,000)       (23,000)
      Other, net                                                (74,000)             0
                                                            -----------    -----------
       Total gross deferred tax liabilities                    (184,000)       (37,000)
                                                            -----------    -----------
           Net deferred tax asset                           $ 1,282,000    $ 1,664,000
                                                            ===========    ===========

     Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As a result of the acquisition of Peoples National in 1996, the Company increased its gross deferred tax asset and the related valuation allowance by $162,000. The Company decreased the valuation allowance relating to Peoples National and Winters State by $112,000 during the third quarter of 1997 based on the Company's trend of positive operating results. The Company may reduce or increase its valuation allowance depending on changes in the expectation of future earnings and other circumstances. Management believes that it is more likely than not that the Company will generate sufficient future taxable income to realize the deferred tax asset less the related valuation allowance.

     At December 31, 1997, the Company had available net operating loss carryforwards of approximately $372,000 acquired as part of the Winters State acquisition and approximately $367,000 acquired as part of the Peoples National acquisition. For federal income tax purposes, due to certain change of ownership requirements of the Internal Revenue Code, utilization of the Winters State and Peoples National net operating loss carryforwards are limited to approximately $37,000 per year and $42,000 per year, respectively. If the full amount of these limitations is not used in any year, the amount not used increases the allowable limit in the subsequent year. These net operating loss carryforwards, if not used, expire between 2003 and 2010.

     At December 31, 1997, the Company had available general business credit and alternative minimum tax credit carryforwards of approximately $30,000 and $968,000, respectively. If not utilized, the general business credit carryforwards will expire as follows:
1998 - $13,000, 1999 - $6,000 and 2000 - $11,000.  The alternative minimum tax credit will carryforward until utilized to reduce future federal income taxes.

     The comprehensive provisions for federal income taxes for the years ended December 31, 1997, 1996 and 1995, consist of the following:


                                                      1997           1996           1995
                                                  -----------    -----------    -----------
     Current tax provision                        $   205,000    $    76,000    $    35,000
     Deferred tax provision                           772,000        677,000        547,000
                                                  -----------    -----------    -----------
       Provision for tax expense charged to
        results of operations                         977,000        753,000        582,000
     Tax (benefit) on adjustment to unrealized
      gain/loss on available-for-sale securities        3,000        (23,000)        86,000
                                                  -----------    -----------    -----------
          Comprehensive provision for
           federal income taxes                   $   980,000    $   730,000    $   668,000
                                                  ===========    ===========    ===========

NOTE 9:  STOCKHOLDERS' EQUITY

     In December 1993, the Company's board of directors approved the granting of nonqualified stock options for certain executive officers of the Company under which an original aggregate of 18,333 shares of Common Stock, adjusted for the 4-for-3 stock split, effected in the form of a 33-1/3% stock dividend, paid to stockholders in May 1995, and the 5-for-4 stock split, effected in the form of a 25% stock dividend, paid to stockholders in May 1997, may be issued. Options were exercisable at any time during the period January 1, 1994, to December 31, 1997, at a price of $5.40 per share, adjusted for the stock dividends noted above.

     The Company's Series C Cumulative Convertible Preferred Stock ("Series C Preferred Stock") pays quarterly dividends at the annual rate of $4.20 per share, is senior to the Common Stock with respect to dividends and liquidation rights, is convertible into Common Stock at a price of $1.83 per share, adjusted for the three stock dividends noted above, and has certain voting rights if dividends are in arrears for three quarters. The Series C Preferred Stock is redeemable in cash and/or Common Stock at the Company's option beginning December 12, 1997, at $42.00 per share.

     An additional 259,371 shares of Common Stock were issued as a result of the 4-for-3 stock split, effected in the form of a 33-1/3% stock dividend, paid to stockholders in May 1995. An additional 388,911 shares of Common Stock were issued as a result of the 5-for-4 stock split, effected in the form of a 25% stock dividend, paid to stockholders in May 1997. The 1995 and 1997 stock dividends were accounted for by a transfer from retained earnings to common stock of $65,000 and $97,000, respectively, representing the above respective number of shares at a par value of $0.25 per share. Cash paid in lieu of fractional shares was transferred from additional paid-in capital.

     All references throughout these consolidated financial statements to the number of shares of Common Stock, per share amounts, stock option data and market prices of the Common Stock have been restated for the above-referenced stock splits, effected in the form of stock dividends.

     The following are summaries of the number of options or shares of Series C Preferred Stock, the number of shares of Common Stock reserved for issuance upon exercise of options or conversion of Series C Preferred Stock and the related exercise or conversion price per share, adjusted for the three stock dividends noted above, for the three years ended December 31, 1997:

                                                       Exercise or
                                           Shares      Conversion
                                        Reserved for      Price
                                          Issuance      Per Share
                                        ------------   -----------
     1993 Stock Options
     ------------------
     Balance January 1, 1995                  11,000     $  9.00
       4-for-3 Stock Split                     3,666       (2.25)
                                        ------------     -------
     Balance December 31, 1995 and 1996       14,666        6.75
       5-for-4 Stock Split                     2,833       (1.35)
       Options Exercised                     (17,499)      (5.40)
                                        ------------     -------
     Balance December 31, 1997                     0     $     0
                                        ============     =======

     Series C Preferred Stock
     ------------------------
     Balance January 1, 1995                 229,685     $  3.05
       4-for-3 Stock Split                    76,128       (0.76)
       Shares Converted                       (3,803)          0
                                        ------------     -------
     Balance December 31, 1995               302,010        2.29
       Shares Converted                      (54,352)          0
                                        ------------     -------
     Balance December 31, 1996               247,658        2.29
       5-for-4 Stock Split                    28,697       (0.46)
       Shares Converted                     (147,959)          0
                                        ------------     -------
     Balance December 31, 1997               128,396     $  1.83
                                        ============     =======

     The Company's Employee Stock Ownership/401(k) Plan (the "Plan") purchased 18,750 shares, adjusted for the 5-for-4 stock split, effected in the form of a 25% stock dividend, paid to stockholders on May 30, 1997, of the Company's Common Stock in the Company's public stock offering in January 1997 for $214,000. The funds used for the purchase were borrowed from the Company. The note evidencing such borrowing is due in eighty-four equal monthly installments of $4,000, including interest, and matures on February 27, 2004. The note bears interest at the Company's floating base rate plus 1% (9.50% at December 31, 1997). The note is collateralized by the stock purchased in the stock offering.

     As a result of the lending arrangement between the Company and the Plan, the shares are considered "unearned." The shares are "earned" on a pro rata basis as principal payments are made on the note. The shares are included in the Company's earnings per share calculations only as they are earned. At December 31, 1997, a total 16,961 shares with an original cost of $193,000 are considered to be unearned.

NOTE 10:  EARNINGS PER SHARE

     Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Because the Company's outstanding Series C Preferred Stock is cumulative, the dividends allocable to such preferred stock reduces income available to common stockholders in the basic earnings per share calculations. In computing diluted earnings per common share for the years ended December 31, 1997, 1996 and 1995, the conversion of the Series C Preferred Stock and the exercise of outstanding stock options were assumed, as the effects are dilutive. The following table presents information necessary to calculate earnings per share for the years ended December 31, 1997, 1996 and 1995 (adjusted for the 4-for-3 stock split, effected in the form of a 33-1/3% stock dividend, paid to stockholders in May 1995, and for the 5-for-4 stock split, effected in the form of a 25% stock dividend, paid to stockholders in May 1997):


<CAPTION

                                                         Year Ended December 31,
                                                  ---------------------------------------
                                                    1997            1996           1995
                                                  ---------      ---------      ---------
Basic Earnings Per Common Share                               (In thousands)
-------------------------------
Net income                                        $   2,110      $   1,422      $   1,132
Preferred stock dividends                               (41)           (63)           (70)
                                                  ---------      ---------      ---------
    Net income available to common stockholders   $   2,069      $   1,359      $   1,062
                                                  =========      =========      =========
Weighted average shares outstanding                   1,842          1,355          1,299
                                                  =========      =========      =========


                                                         Year Ended December 31,
                                                  ---------------------------------------
                                                    1997            1996           1995
                                                  ---------      ---------      ---------
Diluted Earnings Per Common Share                             (In thousands)
-------------------------------
Net income                                        $   2,110      $   1,422      $   1,132
                                                  =========      =========      =========
Weighted average shares outstanding                   1,842          1,355          1,299
Exercise of stock options                                 9              8             11
Conversion of Series C Preferred Stock                  197            335            379
                                                  ---------      ---------      ---------
  Adjusted weighted average shares outstanding        2,048          1,698          1,689
                                                  =========      =========      =========


NOTE 11:  BENEFIT PLANS

     The Company's Plan covers most of its officers and employees. The Plan stipulates, among other things, that vesting in employer contributions begins after one year of service, each participant will become fully vested in employer contributions after seven years of service and the determination of the level of vesting began with the original date of current employment of each participant with the Company or the Bank. Contributions made to the employee stock ownership portion of the Plan by the Company were $100,000, $77,000 and $72,000 for the years ended December 31, 1997, 1996 and 1995, respectively. These contributions were used to make distributions to employees who left the Company's employment in the respective years and to purchase Common Stock of the Company. No contributions have been made by the Company to match contributions made by plan participants in the 401(k) portion of the Plan. The amount of all such contributions is at the discretion of the Company's board of directors. Employee contributions are invested in various equity, debt and money market investments, including Common Stock of the Company. At December 31, 1997, 154,199 shares of Common Stock of the Company were held by the Plan.

NOTE 12:  RELATED PARTY TRANSACTIONS

     In the ordinary course of business, the Company and the Bank have loans, deposits and other transactions with their respective directors and businesses with which such persons are associated.
It is the Company's policy that all such transactions are entered into on substantially the same terms as those prevailing at the time for comparable transactions with unrelated third parties. The balances of loans to all such persons were $2,511,000, $3,025,000 and

$1,053,000 at December 31, 1997, 1996 and 1995, respectively.
Additions and reductions on such loans were $2,903,000 and $3,417,000, respectively, for the year ended December 31, 1997.

     The Company and its subsidiaries paid $42,000, $28,000 and $19,000 in fees to a director-related company for services rendered on various legal matters during 1997, 1996 and 1995, respectively.

     During the year ended December 31, 1995, the Company reimbursed $800,000 ($450,000 in cash and $350,000 in notes payable) to three former directors (one of whom is also a current director of the Company) of a bank which was a repossessed asset of a former subsidiary bank for payment of reasonable legal fees and expenses in connection with their defense of an action brought by the Federal Deposit Insurance Corporation (the "FDIC").

NOTE 13:  COMMITMENTS AND CONTINGENT LIABILITIES

     The Company is involved in various litigation proceedings incidental to the ordinary course of business. In the opinion of management, the ultimate liability, if any, resulting from such other litigation would not be material in relation to the Company's financial condition.

     The Bank leases certain of its premises and equipment under noncancellable operating leases. Rental expense under such operating leases was approximately $289,000, $336,000 and $290,000 in 1997, 1996 and 1995, respectively.

     The minimum payments due under these leases at December 31, 1997, are as follows:

                         1998           $  160,000
                         1999              115,000
                         2000              118,000
                         2001               89,000
                         2002               64,000
                         2003                2,000
                                        ----------
                           Total        $  548,000
                                        ==========

NOTE 14:  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts and fair values of financial assets and financial liabilities at December 31, 1997 and 1996, were as follows:


                                                         1997                         1996
                                             ---------------------------   ---------------------------
                                               Carrying                      Carrying
                                                Amount       Fair Value       Amount       Fair Value
                                             ------------   ------------   ------------   ------------
     Financial Assets
     ----------------
      Cash and due from banks                $ 14,518,000   $ 14,518,000   $ 11,458,000   $ 11,458,000
      Federal funds sold                       24,900,000     24,900,000     18,500,000     18,500,000
      Available-for-sale securities            22,501,000     22,501,000     27,771,000     27,771,000
      Held-to-maturity securities              47,293,000     47,376,000     47,381,000     47,291,000
      Loans, net of unearned income           140,853,000    143,744,000     92,017,000     93,814,000
      Accrued interest receivable               2,208,000      2,208,000      1,599,000      1,599,000

     Financial Liabilities
     ---------------------
      Noninterest-bearing demand deposits    $ 43,868,000   $ 43,868,000   $ 32,240,000   $ 32,240,000
      Interest-bearing demand deposits         77,495,000     77,495,000     58,676,000     58,676,000
      Interest-bearing time deposits          121,438,000    121,724,000     98,659,000     98,923,000
      Accrued interest payable                    947,000        947,000        951,000        951,000
      Notes payable                                57,000         57,000        240,000        240,000


     Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values of other loans are estimated using discounted cash flow analyses, which utilize interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     The fair values of noninterest and interest-bearing demand deposits are, by definition, equal to the amount payable on demand, i.e., their carrying amount. The fair values of interest-bearing time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of similar maturities.

     The carrying amounts for cash and due from banks, federal funds sold, accrued interest receivable, notes payable and accrued interest payable approximate the fair values of such assets and liabilities.

     Fair values for the Company's off-balance-sheet instruments, which consist of lending commitments and standby letters of credit, are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Management believes that the fair value of these off-balance-sheet instruments is not materially different from the commitment amount.

NOTE 15:  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Company is a party to financial instruments with off-balance-sheet risk entered into in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the accompanying financial statements. The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial guarantees is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with credit risk. The Company had outstanding loan commitments of approximately $6,930,000 and outstanding standby letters of credit and financial guarantees of approximately $187,000 at December 31, 1997.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include real estate, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

     Standby letters of credit and financial guarantees are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in making loans to customers.

     The Company does not expect any material losses as a result of loan commitments, standby letters of credit and financial guarantees that were outstanding at December 31, 1997.

     In the normal course of business, the Company maintains deposits with other financial institutions in amounts which exceed FDIC insurance coverage limits.

NOTE 16:  REGULATORY MATTERS

     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could cause the initiation of certain mandatory, and possibly additional discretionary, actions by the regulatory authorities that, if undertaken, could have a direct material effect on the Company's and the Bank's respective financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's respective assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's respective capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital and total capital (Tier 1 and Tier 2) to risk-weighted assets and of Tier 1 capital to adjusted quarterly average assets. At December 31, 1997, the Company and the Bank met all capital adequacy requirements to which they were subject.

     At December 31, 1997, the most recent notifications from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital to adjusted quarterly average assets ratios as set forth in the tables. There are no other conditions or events since the most recent notification that management believes have changed either the Company's or the Bank's category.

     The minimum capital amounts and ratios for well capitalized bank holding companies and the Company's actual capital amounts and ratios at December 31, 1997, were as follows:


                                                                   Minimums for
                                                                 Well Capitalized
                                                                 Holding Companies                Actual
                                                            --------------------------    ---------------------
                                                                 Amount         Ratio       Amount       Ratio
                                                            ------------------  ------    ----------     ------
                                                                       (Dollars in thousands)
     Tier 1 capital to risk-weighted assets                 $   12,323           8.00%    $   17,337     11.26%

     Total capital to risk-weighted assets                      15,404          10.00         18,510     12.02

     Tier 1 capital to adjusted quarterly average assets        15,510           6.00         17,337      6.71

</TABLE

     The minimum capital amounts and ratios for well capitalized banks and the Bank's actual capital amounts and ratios at December
31, 1997, were as follows:



                                                            Minimums for Well
                                                            Capitalized Banks             Actual
                                                            --------------------     ---------------------
                                                             Amount        Ratio      Amount         Ratio
                                                            ---------      -----     ---------      ------
                                                                       (Dollars in thousands)
     Tier 1 capital to risk-weighted assets                 $  12,385       8.00%    $  15,855      10.24%

     Total capital to risk-weighted assets                     15,482      10.00        17,028      11.00

     Tier 1 capital to adjusted quarterly average assets       15,431       6.00        15,855       6.18

     At December 31, 1997, retained earnings of the Bank included approximately $2,780,000 that was available for payment of dividends to the Company without prior approval of regulatory authorities.

NOTE 17:  PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial statements of the Company, parent only, are presented below:

                  INDEPENDENT BANKSHARES, INC.
                    CONDENSED BALANCE SHEETS
                   DECEMBER 31, 1997 AND 1996


                                                                          1997           1996
                                                                      -----------    -----------
Assets:
Cash                                                                  $   326,000    $   148,000
Investment in subsidiaries                                             19,125,000     13,576,000
Premises and equipment                                                      2,000          3,000
Other assets                                                            1,214,000      1,452,000
                                                                      -----------    -----------
  Total assets                                                        $20,667,000    $15,179,000
                                                                      ===========    ===========

Liabilities:
Notes payable                                                         $    50,000    $   228,000
Accrued interest payable and other liabilities                             90,000         14,000
                                                                      -----------    -----------
  Total liabilities                                                       140,000        242,000
Stockholders' equity                                                   20,527,000     14,937,000
                                                                      -----------    -----------
   Total liabilities and stockholders' equity                         $20,667,000    $15,179,000
                                                                      ===========    ===========


                  INDEPENDENT BANKSHARES, INC.
                   CONDENSED INCOME STATEMENTS
          YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                          1997            1996          1995
                                                       -----------    -----------    -----------
Income:
 Dividends from subsidiaries (see Note 16)             $   900,000    $ 1,000,000    $   905,000
 Management fees from subsidiaries                         150,000        161,000        177,000
 Interest on loan to the Plan                               18,000              0              0
 Interest from subsidiaries                                  1,000          3,000          2,000
                                                       -----------    -----------    -----------
  Total income                                           1,069,000      1,164,000      1,084,000
                                                       -----------    -----------    -----------
Expenses:
 Interest                                                   33,000         58,000        107,000
 Other expenses                                            570,000        557,000        756,000
                                                       -----------    -----------    -----------
  Total expenses                                           603,000        615,000        863,000
                                                       -----------    -----------    -----------
Income before federal income taxes and equity in
 undistributed earnings of subsidiaries                    466,000        549,000        221,000
  Federal income tax benefit                              (276,000)      (162,000)      (236,000)
                                                       -----------    -----------    -----------
Income before equity in undistributed earnings
 of subsidiaries                                           742,000        711,000        457,000
  Equity in undistributed earnings of subsidiaries       1,368,000        711,000        675,000
                                                       -----------    -----------    -----------
Net income                                             $ 2,110,000    $ 1,422,000    $ 1,132,000
                                                       ===========    ===========    ===========


                  INDEPENDENT BANKSHARES, INC.
               CONDENSED STATEMENTS OF CASH FLOWS
          YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                     1997           1996           1995
                                                                 -----------    -----------    -----------
Cash flows from operating activities:
  Net income                                                     $ 2,110,000    $ 1,422,000    $ 1,132,000
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Deferred federal income tax expense                                772,000        677,000        547,000
  Depreciation and amortization                                        1,000          1,000          2,000
  Equity in undistributed earnings of subsidiaries                (1,368,000)      (711,000)      (675,000)
  Increase in other assets                                          (197,000)      (540,000)       (97,000)
  Decrease in accrued interest payable
   and other liabilities                                            (231,000)       (16,000)      (390,000)
                                                                 -----------    -----------    -----------
    Net cash provided by operating activities                      1,087,000        833,000        519,000
                                                                 -----------    -----------    -----------
Cash flows from investing activities:
  Loans made to employee stock ownership plan                       (239,000)             0         11,000
  Proceeds from repayments of loans made to
    employee stock ownership plan                                     46,000              0        (11,000)
  Capital contribution made to subsidiary                         (4,200,000)             0              0
                                                                 -----------    -----------    -----------
    Net cash used in investing activities                         (4,393,000)             0              0
                                                                 -----------    -----------    -----------
Cash flows from financing activities:
  Proceeds from notes payable                                        800,000              0        275,000
  Repayment of notes payable                                        (983,000)      (616,000)      (687,000)
  Net proceeds from issuance of equity securities                  4,077,000              0         34,000
  Cash paid for fractional shares in stock dividend                   (5,000)             0         (4,000)
  Payment of cash dividends                                         (405,000)      (260,000)      (187,000)
                                                                 -----------    -----------    -----------
    Net cash used in financing activities                          3,484,000       (876,000)      (569,000)
                                                                 -----------    -----------    -----------
Net increase (decrease) in cash and cash equivalents                 178,000        (43,000)       (50,000)
Cash and cash equivalents at beginning of year                       148,000        191,000        241,000
                                                                 -----------    -----------    -----------

  Cash and cash equivalents at end of year                       $   326,000    $   148,000    $   191,000
                                                                 ===========    ===========    ===========


NOTE 18:  SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental cash flow information for the years ended
December 31, 1997, 1996 and 1995, is as follows:


                                                                1997          1996            1995
                                                            -----------    ------------   -----------
Cash paid during the year for:
 Interest                                                   $ 8,663,000    $  6,372,000   $ 4,835,000
 Federal income taxes                                           670,000         438,000        15,000
Noncash investing activities:
 Additions to other real estate and other repossessed
  assets during the year through foreclosures               $ 1,283,000    $  1,015,000   $ 1,039,000
 Sales of other real estate and other repossessed assets
  financed with loans                                            93,000         240,000       196,000
 Transfer of other real estate and other repossessed
  assets to loans                                                     0               0       125,000
 Increase (decrease) in unrealized gain/loss on
  available-for-sale securities, net of tax                       6,000         (43,000)      168,000
 Other liabilities replaced with notes payable                        0               0       334,000
Details of acquisitions:
 Cash paid in acquisitions                                  $ 7,510,000    $  1,505,000   $         0
 Cash and cash equivalents held by companies acquired
  at dates of acquisition                                    (6,274,000)    (15,708,000)            0
                                                            -----------    ------------   -----------
     Net cash paid (acquired) in acquisitions               $ 1,236,000    $(14,203,000)  $         0
                                                            ===========    ============   ===========




                               -26

QUARTERLY DATA (UNAUDITED)

     The following table presents the unaudited results of operations for the past two years by quarter. See "Note 10:
Earnings Per Share" in the Company's Consolidated Financial
Statements.

                                                            1997
                                   -----------------------------------------------------
                                   First          Second     Third     Fourth
                                   Quarter        Quarter   Quarter    Quarter    Total
                                   --------       --------  --------  --------  --------
                                           (In thousands, except per share amounts)
Interest income                    $  4,296       $  4,678  $  4,678  $  4,672  $ 18,324
Interest expense                      2,056          2,193     2,204     2,206     8,659
Net interest income                   2,240          2,485     2,474     2,466     9,665
Provision for loan losses                 0             60       150        40       250
Income before federal income taxes      772            821       698       796     3,087
Net income                              493            562       550       505     2,110

Basic earnings per common share
 available to common stockholders  $   0.29       $   0.30  $   0.27  $   0.26  $   1.12
Diluted earnings per common share
 available to common stockholders      0.26           0.27      0.26      0.24      1.03


                                                            1996
                                   -----------------------------------------------------
                                   First          Second     Third     Fourth
                                   Quarter        Quarter   Quarter    Quarter    Total
                                   --------       --------  --------  --------  --------
                                           (In thousands, except per share amounts)
Interest income                    $  3,223       $  3,284  $  3,502  $  3,547  $ 13,556
Interest expense                      1,485          1,544     1,693     1,719     6,441
Net interest income                   1,738          1,740     1,809     1,828     7,115
Provision for loan losses                50             71        40        40       201
Income before federal income taxes      547            479       558       591     2,175
Net income                              361            299       355       407     1,422

Basic earnings per common share
  available to common stockholders $   0.26       $   0.22  $   0.26  $   0.26  $   1.00
Diluted earnings per common share
  available to common stockholders     0.21           0.19      0.22      0.22      0.84


     The above unaudited financial information reflects all adjustments that are, in the opinion of management, necessary to present a fair statement of the results of operations for the interim periods presented.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table presents selected consolidated financial information for the last five years. Such financial information has been restated to reflect the 5% stock dividend paid to stockholders in May 1993, the 4-for-3 stock split, effected in the form of a 33-1/3% stock dividend, paid to stockholders in May 1995 and the 5-for-4 stock split, effected in the form of a 25% stock dividend, paid to stockholders in May 1997. See "Note 1: Summary of Significant Accounting Policies-Principles of Consolidation," "Note 2: Bank Acquisitions," "Note 7: Notes Payable" and "Note 10:
Earnings Per Share" in the Company's Consolidated Financial Statements for other significant changes in financial statement items.

                                                 1997          1996           1995            1994           1993
                                             -----------    -----------    -----------    -----------    ------------
                                                              (In thousands, except per share amounts)
Balance sheet information:
 Assets                                      $   264,574    $   205,698    $   180,344    $   159,860    $    160,712
 Loans, net of unearned income                   140,853         92,017         81,927         81,306          69,647
 Deposits                                        242,801        189,575        164,704        146,184         147,785
 Notes payable                                        57            240            849            930           1,194
 Stockholders' equity                             20,527         14,937         13,818         11,073          10,845

Income statement information:
 Total interest income                       $    18,324    $    13,556    $    11,962    $    10,131    $      9,221
 Net interest income                               9,665          7,115          6,653          6,679           6,045
 Income before cumulative effect of
  accounting change                                2,110          1,422          1,132            450           1,029
 Cumulative effect of accounting change                0              0              0              0             200(1)
 Net income                                        2,110          1,422          1,132            450           1,229

Basic earnings per common share
 available to common stockholders:
  Income before cumulative effective of
    accounting change                        $      1.12    $      1.00    $      0.82    $      0.29    $       0.74
  Cumulative effect of accounting change            0.00           0.00           0.00           0.00            0.15(1)
                                             -----------    -----------    -----------    -----------    ------------
     Net income                              $      1.12    $      1.00    $      0.82    $      0.29    $       0.89
                                             ===========    ===========    ===========    ===========    ============

Diluted earnings per common share
 available to common stockholders:
  Income before cumulative effect of
    accounting change                        $      1.03    $      0.84    $      0.67    $      0.27    $       0.61
  Cumulative effect of accounting change            0.00           0.00           0.00           0.00            0.12(1)
                                             -----------    -----------    -----------    -----------    ------------
     Net income                              $      1.03    $      0.84    $      0.67    $      0.27    $       0.73
                                             ===========    ===========    ===========    ===========    ============


Cash dividends per common share              $      0.19    $      0.14    $     0.09     $      0.06    $      0.00
                                             ===========    ===========    ==========     ===========    ===========

______________________
(1)  Cumulative effect of a change in accounting for income taxes.

MARKET INFORMATION

     The Company's Common Stock trades on the American Stock Exchange (the "AMEX") under the symbol "IBK." The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as quoted on the AMEX and the amount of cash dividends paid per share, adjusted for the 5-for-4 stock split, effected in the form of a 25% stock dividend, paid to stockholders in May 1997.

                                                              Cash
                                                            Dividends
                                         High        Low    Per Share
                                        -------   --------- ---------
     Year Ended December 31, 1996
     ----------------------------
     First Quarter                      $ 8-3/8   $ 7-13/16 $  0.02
     Second Quarter                       8-13/16   7-3/16     0.04
     Third Quarter                        9-11/16   8-11/16    0.04
     Fourth Quarter                      14         9-11/16    0.04

     Year Ended December 31, 1997
     ----------------------------
     First Quarter                      $13-5/8   $11-1/2   $  0.04
     Second Quarter                      13-1/4    11-13/16    0.05
     Third Quarter                       18-1/4    13-1/8      0.05
     Fourth Quarter                      19-3/4    16-1/8      0.05

     Year Ending December 31, 1998
     -----------------------------
     First Quarter (through March 16)   $19-5/8   $15-3/4   $  0.05(1)
_____________
(1) This cash dividend was paid February 27, 1998, to shareholders of record on February 13, 1998.

     At March 16, 1998, there were 1,656 stockholders who were individual participants in security position listings.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Forward-looking Statements - Cautionary Statements
--------------------------------------------------

     THIS REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO INDEPENDENT BANKSHARES, INC. (THE "COMPANY") AND ITS SUBSIDIARIES THAT ARE BASED ON THE BELIEFS OF THE COMPANY'S MANAGEMENT AS WELL AS ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT" AND "INTEND" AND WORDS OR PHRASES OF SIMILAR IMPORT, AS THEY RELATE TO THE COMPANY OR ITS SUBSIDIARIES OR COMPANY MANAGEMENT, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEW OF THE COMPANY WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS RELATED TO CERTAIN FACTORS INCLUDING, WITHOUT LIMITATION, COMPETITIVE FACTORS, GENERAL ECONOMIC CONDITIONS, CUSTOMER RELATIONS, THE INTEREST RATE ENVIRONMENT, GOVERNMENTAL REGULATION AND SUPERVISION, NONPERFORMING ASSET LEVELS, LOAN CONCENTRATIONS, CHANGES IN INDUSTRY PRACTICES, ONE TIME EVENTS AND OTHER FACTORS DESCRIBED HEREIN. BASED UPON CHANGING CONDITIONS, SHOULD ANY ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ANY UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN AS ANTICIPATED, BELIEVED, ESTIMATED, EXPECTED OR INTENDED. THE COMPANY DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

The Company
-----------

     The Company is a bank holding company headquartered in Abilene, Texas. The Company indirectly owns through a Delaware subsidiary, Independent Financial Corp. ("Independent Financial"), 100% of First State Bank, National Association, Abilene, Texas (the "Bank"). The Bank currently operates full-service banking locations in the West Texas cities of Abilene (3 locations), Lubbock, Odessa (3 locations), San Angelo, Stamford and Winters.

General
-------

     The following discussion and analysis presents the more significant factors affecting the Company's financial condition at December 31, 1997 and 1996, and results of operations for each of the three years in the period ended December 31, 1997, after accounting for the acquisition of the subsidiary banks noted below. This discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements, notes thereto and other financial information appearing elsewhere in this annual report. All references herein to the number of shares of Common Stock, per share amounts and market prices of the Common Stock have been restated for the stock splits, effected in the form of stock dividends, described in Note 9 to the Company's consolidated financial statements.

Bank Acquisitions
-----------------

     CROWN PARK AND WESTERN NATIONAL. On January 28, 1997, the Company consummated the acquisition of Crown Park Bancshares, Inc. ("Crown Park") and its wholly owned subsidiary bank, Western National Bank, Lubbock, Texas ("Western National"), for an aggregate cash consideration of $7,510,000. On the closing date, Crown Park was merged with and into a wholly owned subsidiary of the Company and Western National was merged with and into the Bank. To obtain funding for the acquisition, the Company sold an aggregate of 395,312 shares of its common stock in an underwritten offering at a price of $11.40 per share (the "Offering"). This included 51,562 shares covered by the underwriter's over-allotment option. The Company borrowed $800,000 from a financial institution in Amarillo, Texas (the "Amarillo Bank") to finance the remaining cost of acquiring Crown Park. The $800,000 of borrowings was paid down during 1997 and completely paid off on December 31, 1997. See "- Liquidity" and "- Capital Resources" below. At the date of acquisition, on a consolidated basis, Crown Park had total assets of $60,420,000, total loans, net of unearned income, of $41,688,000, total deposits of $53,604,000 and stockholders' equity of $4,238,000.

     SAN ANGELO BRANCH. On May 27, 1996, the Bank assumed the deposits and certain other liabilities and purchased the loans and certain other assets of the San Angelo, Texas branch of Coastal Banc ssb ("Coastal Banc
- San Angelo")
in a cash transaction, and Coastal Banc - San Angelo became a branch of the Bank. On the date of the acquisition, Coastal Banc - San Angelo had approximately $14,895,000 in total deposits and $155,000 in total loans.

     PEOPLES NATIONAL. The Bank completed the acquisition of Peoples National Bank, Winters, Texas ("Peoples National") effective January 1, 1996, and Peoples National became part of the Winters branch of the Bank. At December 31, 1995, Peoples National had total assets of $5,505,000, total loans, net of unearned income, of $2,767,000, total deposits of $4,958,000 and stockholders' equity of $525,000.

     These acquisitions were accounted for under the purchase method of accounting, and the results of operations of Crown Park, Coastal Banc - San Angelo and Peoples National are included in the Company's results of operations from their respective dates of purchase. The assets and liabilities of Crown Park, Coastal Banc - San Angelo and Peoples National were recorded at their estimated fair value. A total of $2,468,000, $743,000 and $260,000 of goodwill, respectively, was recorded as a result of these acquisitions.

Results of Operations
---------------------

GENERAL

     Net income for the year ended December 31, 1997, amounted to $2,110,000 ($1.12 basic earnings per common share) compared to net income of $1,422,000 ($1.00 basic earnings per common share) for the year ended December 31, 1996, and compared to net income of $1,132,000 ($0.82 basic earnings per common share) for the year ended December 31, 1995. The results of operations for 1995 included legal and settlement expenses of $205,000 ($135,000, net of tax), or $0.10 basic earnings per common share, incurred as a result of the final settlement of certain litigation.

     Two industry measures of the performance by a banking institution are its return on average assets and return on average stockholders' equity. Return on average assets ("ROA") measures net income in relation to average total assets and indicates a company's ability to employ its resources profitably. During 1997, the Company's ROA was 0.82%, compared to 0.72% for 1996 and compared to 0.67% for 1995. Excluding the unusual item noted above, the Company's ROA for 1995 would have been 0.75%.

     Return on average stockholders' equity ("ROE") is determined by dividing net income by average stockholders' equity and indicates how effectively a company can generate net income on the capital invested by its stockholders. During 1997, the Company's ROE was 10.95%, compared to 9.89% for 1996 and 8.99% for 1995. Excluding the unusual item noted above, the Company's ROE for 1995 would have been 10.06%.

NET INTEREST INCOME

     Net interest income represents the amount by which interest income on interest-earning assets, including loans and securities, exceeds interest paid on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of interest-earning assets and interest-bearing liabilities, combine to affect net interest income.

     Net interest income amounted to $9,665,000 for 1997, an increase of $2,550,000, or 35.8%, from 1996. Net interest income for 1996 was $7,115,000, an increase of $462,000, or 6.9%, from 1995. The increase in 1997 was primarily due to the acquisition of Crown Park in January 1997, which had a higher loan-to-deposit ratio than the Bank. The increase in 1996 was also due to the Company's overall growth. The net interest margin on a fully taxable-equivalent basis was 4.13% for 1997, compared to 3.95% for 1996 and 4.29% for 1995. The primary reason for the increase in 1997 was the acquisition of Crown Park noted above. The decrease in 1996 was due primarily to the fact that in the acquisitions of Peoples National and Coastal Banc - San Angelo, the Company acquired $19,853,000 in deposits and only $2,922,000 in loans. As a result, a significant amount of the increased funds was invested in investment securities and federal funds sold, which yielded a lower rate of interest than loans and, therefore, had a negative impact on the Company's net interest margin.

     At December 31, 1997, approximately $28,475,000, or 20.2%, of the Company's total loans, net of unearned income, were loans with floating interest rates. This amount represented 38.0% of loans, excluding loans to individuals, which are exclusively fixed rate in nature. The overall average rate paid for total deposits increased slightly in 1997. The average rate paid by the Company for certificates of deposit and other time deposits of $100,000 or more increased to 5.54% during 1997 from 5.39% in 1996. The average rate paid for certificates of deposit less than $100,000 decreased from 5.42% in 1996 to 5.36% in 1997. Rates on other types of deposits, such as savings accounts, money market accounts and NOW accounts, increased from an average of 2.41% in 1996 to an average of 2.69% in 1997. Given the fact that the Company's interest-bearing liabilities are subject to repricing faster than its interest-earning assets in the very short term, an overall rising interest rate environment would normally produce a lower net interest margin than a falling interest rate environment. As noted under "Analysis of Financial Condition - Interest Rate Sensitivity" below, because the Company's interest-bearing demand, savings and money market deposits are somewhat less rate-sensitive, the Company's net interest margin does not necessarily decrease in a rising interest rate environment.

     The following table presents the average balance sheets of the Company for each of the last three fiscal years and indicates the interest earned or paid on each major category of interest-earning assets and interest-bearing liabilities on a fully taxable-equivalent basis, and the average rates earned or paid on each major category. This analysis details the contribution of interest-earning assets and the overall impact of the cost of funds on net interest income.


                                                                        Year Ended December 31,
                                             ----------------------------------------------------------------------------
                                                             1997                                    1996
                                             ------------------------------------    ------------------------------------
                                                            Interest                                Interest
                                              Average        Income/       Yield/     Average        Income/       Yield/
                                              Balance        Expense        Rate      Balance        Expense        Rate
                                             ----------     ----------     ------    ----------     ----------     ------
ASSETS (1)                                                              (Dollars in thousands)
Interest-earning assets:
 Loans, net of unearned income (2)           $  132,891     $   12,236       9.21%   $   85,880     $    8,005       9.32%
 Securities (3)                                  84,566          5,181       6.13        74,920          4,507       6.02
  Federal funds sold                             16,469            912       5.54        19,406          1,047       5.40
                                             ----------     ----------     ------    ----------     ----------     ------
      Total interest-earning assets             233,926         18,329       7.84       180,206         13,559       7.52
                                             ----------     ----------     ------    ----------     ----------     ------

Noninterest-earning assets:
 Cash and due from banks                         11,051                                   7,151
 Premises and equipment, net                      6,951                                   4,427
 Goodwill                                         3,116                                     689
 Accrued interest receivable
  and other assets                                5,030                                   4,507
 Allowance for possible loan losses              (1,200)                                   (825)
                                             ----------                              ----------
    Total noninterest-earning assets             24,948                                  15,949
                                             ----------                              ----------

        Total assets                         $  258,874                              $  196,155
                                             ==========                              ==========
LIABILITIES AND STOCKHOLDERS' EQUITY (1)
Interest-bearing liabilities:
 Demand, savings and money
  market deposits                            $   75,833     $    2,037       2.69%   $   57,847     $    1,397       2.41%
 Time deposits                                  121,218          6,563       5.41        92,065          4,985       5.41
                                             ----------     ----------     ------    ----------     ----------     ------

    Total interest-bearing deposits             197,051          8,600       4.36       149,912          6,382       4.26
 Notes payable                                      714             59       8.26           568             59      10.39
                                             ----------     ----------     ------    ----------     ----------     ------
     Total interest-bearing liabilities         197,765          8,659       4.38       150,480          6,441       4.28
                                             ----------     ----------     ------    ----------     ----------     ------

Noninterest-bearing liabilities:
 Demand deposits                                 40,328                                  30,093
 Accrued interest payable and
  other liabilities                               1,506                                   1,207
                                             ----------                              ----------
   Total noninterest-bearing liabilities         41,834                                  31,300
                                             ----------                              ----------
      Total liabilities                         239,599                                 181,780
                                             ----------                              ----------
Stockholders' equity                             19,275                                  14,375
                                             ----------                              ----------
         Total liabilities and
          stockholders' equity               $  258,874                              $  196,155
                                             ==========                              ==========

Net interest income                                         $    9,670                              $    7,118
                                                            ==========                              ==========
Interest rate spread (4)                                                     3.46%                                   3.24%
                                                                           ======                                  ======
Net interest margin (5)                                                      4.13%                                   3.95%
                                                                           ======                                  ======

                                                    Year Ended December 31,
                                             ------------------------------------
                                                             1995
                                             ------------------------------------
                                                            Interest
                                             Average         Income/       Yield/
                                             Balance         Expense        Rate
                                             ----------     ---------      ------
ASSETS (1)                                            (Dollars in thousands)
Interest-earning assets:
 Loans, net of unearned income (2)           $   82,302     $   7,726        9.39%
 Securities (3)                                  41,846         2,391        5.71
 Federal funds sold                              31,076         1,847        5.94
                                             ----------     ---------      ------
    Total interest-earning assets               155,224        11,964        7.71
                                             ----------     ---------      ------
Noninterest-earning assets:
 Cash and due from banks                          7,066
 Premises and equipment, net                      4,211
 Goodwill                                             0
 Accrued interest receivable
  and other assets                                3,817
 Allowance for possible loan losses                (786)
                                             ----------
     Total noninterest-earning assets            14,308
                                             ----------
          Total assets                       $  169,532
                                             ==========

LIABILITIES AND STOCKHOLDERS' EQUITY (1)
Interest-bearing liabilities:
 Demand, savings and money
  market deposits                            $   53,391     $     1,257      2.35%
 Time deposits                                   72,137           3,944      5.47
                                             ----------     -----------    ------
   Total interest-bearing deposits              125,528           5,201      4.14
 Notes payable                                    1,069             108     10.10
                                             ----------     -----------    ------
    Total interest-bearing liabilities          126,597           5,309      4.19
                                             ----------     -----------    ------

Noninterest-bearing liabilities:
 Demand deposits                                 29,019
 Accrued interest payable and
  other liabilities                               1,322
                                             ----------
    Total noninterest-bearing liabilities        30,341
                                             ----------
       Total liabilities                        156,938
                                             ----------
Stockholders' equity                             12,594
                                             ----------
        Total liabilities and
         stockholders' equity                $  169,532
                                             ==========

Net interest income                                         $   6,655
                                                            =========

Interest rate spread (4)                                                     3.52%
                                                                           ======

Net interest margin (5)                                                      4.29%
                                                                           ======


______________________________
(1)  The Average Balance and Interest Income/Expense columns include the balance sheet and income statement accounts of Peoples National,
     Coastal Banc - San Angelo and Crown Park from January 1, 1996, May
     27, 1996 and January 28, 1997 (the respective dates of acquisition of such banks), through December 31, 1997.
(2)  Nonaccrual loans are included in the Average Balance columns and income recognized on these loans, if any, is included in the Interest
     Income/Expense columns.  Interest income on loans includes fees on loans, which are not material in amount.
(3)  Nontaxable interest income on securities was adjusted to a taxable yield assuming a tax rate of 34%.
(4)  The interest rate spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5)  The net interest margin is equal to net interest income, on a fully taxable-equivalent basis, divided by average interest-earning assets.

     The following table presents the changes in the components of net interest income and identifies the part of each change due to differences in the average volume of interest-earning assets and interest-bearing liabilities and the part of each change due to the average rate on those assets and liabilities. The changes in interest due to both volume and rate in the table have been allocated to volume or rate change in proportion to the absolute amounts of the change in each.


                                         1997(1) vs 1996               1996(1) vs 1995
                                   ---------------------------   ---------------------------
                                   Increase (Decrease) Due To    Increase (Decrease) Due To
                                           Changes In:                    Changes In:
                                   ---------------------------   ---------------------------
                                   Volume      Rate     Total    Volume      Rate     Total
                                   -------   -------   -------   -------   -------   -------
                                                       (In thousands)
  Interest-earning assets:
   Loans, net of unearned income   $ 4,377   $  (146)  $ 4,231   $   336   $   (57)  $   279
   Securities (2)                      581        93       674     1,980       136     2,116
   Federal funds sold                 (158)       23      (135)     (644)     (156)     (800)
                                   -------   -------   -------   -------   -------   -------
       Total interest income         4,800       (30)    4,770     1,672       (77)    1,595
                                   -------   -------   -------   -------   -------   -------
  Interest-bearing liabilities:
   Deposits:
    Demand, savings and money
      market deposits                  430       210       640       107        33       140
    Time deposits                    1,578         0     1,578     1,084       (43)    1,041
                                   -------   -------   -------   -------   -------   -------
       Total deposits                2,008       210     2,218     1,191       (10)    1,181
   Notes payable                        15       (15)        0       (52)        3       (49)
                                   -------   -------   -------   -------   -------   -------
       Total interest expense        2,023       195     2,218     1,139        (7)    1,132
                                   -------   -------   -------   -------   -------   -------
  Increase (decrease) in net
   interest income                 $ 2,777   $  (225)  $ 2,552   $   533   $   (70)  $   463
                                   =======   =======   =======   =======   =======   =======

______________________________
(1)  Income statement items include the income statement accounts of
     Peoples National, Coastal Banc - San Angelo and Crown Park beginning
     January 1, 1996, May 27, 1996 and January 28, 1997 (the respective dates of acquisition of such banks), through December 31, 1997.
(2)  Information with respect to interest income on tax-exempt securities is provided on a fully taxable-equivalent basis assuming a tax rate of 34%.

Provision for Loan Losses
-------------------------

     The amount of the provision for loan losses is based on periodic (not less than quarterly) evaluations of the loan portfolio, especially nonperforming and other potential problem loans. During these evaluations, consideration is given to such factors as: management's evaluation of specific loans; the level and composition of nonperforming loans; historical loss experience; results of examinations by regulatory agencies; an internal asset review process conducted by the Company that is independent of the management of the Bank; expectations of future economic conditions and their impact on particular industries and individual borrowers; the market value of collateral; the strength of available guarantees; concentrations of credit; and other judgmental factors. The provision for loan losses for the year ended December 31, 1997, was $250,000, compared to $201,000 for the previous year. The provision in 1997 represented an increase of $49,000, or 24.4%, from the 1996 provision. The higher provision in 1997 is due to increased charge-offs during 1997, primarily in the indirect installment loan portfolio. This situation was mitigated somewhat by the fact that the Company's classified loans have continued to decline, notwithstanding the acquisitions made during 1996 and 1997. The provision in 1996 represented a decrease of $5,000, or 2.4%, from the 1995 provision. The relatively lower provisions over the past several years reflect the general stabilization of the economic conditions in the Company's primary service area. In addition, the overall quality of the Company's loan portfolio has improved during that same period of time, necessitating generally lower provisions.

Noninterest Income
------------------

     Noninterest income increased $358,000, or 23.1%, from $1,551,000 in 1996 to $1,909,000 in 1997. The amount for 1996 increased $42,000, or
2.8%, from $1,509,000 in 1995.

     Service charges on deposit accounts and charges for other types of services are the major source of noninterest income to the Company. This source of income increased $346,000, or 27.5%, from $1,259,000 for 1996 to $1,605,000 for 1997. Approximately 75% of the increase was attributable to the acquisition of Crown Park in January 1997. Service charge income increased $92,000, or 7.9%, from $1,167,000 for 1995 to $1,259,000 for
1996, primarily due to acquisitions and an increase in charges for checks drawn on insufficient funds.

     Trust fees from trust operations increased $6,000, or 3.2%, from $189,000 in 1996 to $195,000 in 1997. Trust fees decreased $12,000, or
6.0%, from $201,000 during 1995 to $189,000 during 1996. The decrease in 1996 is due to a one-time $24,000 fee received for services performed as executor of an estate during 1995, which was partially offset by a one-time $5,000 fee received in 1996. The 1996 one-time fee caused the increase in 1997 to be less than it normally would have been because of an increase in the market value of assets under management.

     Securities with a carrying value of $193,000 were sold during 1997. There was no gain or loss recorded on such sale. Securities with a carrying value of $2,028,000 were sold during 1996. Net losses of $10,000 were recorded on the securities sold during 1996. There were no sales of securities during 1995. The securities portfolio had an average life of approximately 1.32 years at December 31, 1997, compared to approximately
1.48 years at December 31, 1996.

     Other income is the sum of several small components of other operating income including insurance premiums earned on automobiles financed through the Company's indirect installment loan program, bankcard royalty income, check printing income and other sources of miscellaneous income. Other income increased $6,000, or 5.8%, from $103,000 in 1996 to $109,000 in 1997 due to the acquisition of Crown Park in January 1997. Other income decreased $38,000, or 27.0%, from $141,000 in 1995 to $103,000 for 1996, due to $25,000 in sales tax refunds that were received in 1995 and a net loss of $10,000 on sales of securities in 1996.

Noninterest Expenses
--------------------

     Noninterest expenses increased $1,947,000, or 31.0%, from $6,290,000 in 1996 to $8,237,000 in 1997, primarily due to the acquisition of Crown Park. This acquisition accounted for approximately 80% of the increase. Noninterest expenses increased $48,000, or 0.8%, from $6,242,000 in 1995 to $6,290,000 in 1996, primarily due to increases in salaries and benefits and net occupancy expense, which were partially offset by decreases in various other categories of noninterest expense.

     Salaries and benefits rose $888,000, or 28.8%, from $3,082,000 in 1996 to $3,970,000 in 1997. Approximately 79% of the increase was a result of the acquisition of Crown Park in January 1997. Salaries and employee benefits increased $233,000, or 8.2%, from $2,849,000 in 1995 to
$3,082,000 in 1996. The increase was primarily a result of the acquisitions of Peoples National effective January 1, 1996, and Coastal Banc - San Angelo effective May 27, 1996, and overall salary increases effective January 1, 1996.

     Net occupancy expense increased $141,000, or 19.7%, from $716,000 in 1996 to $857,000 in 1997. The increase is due entirely to the acquisition of Crown Park. Net occupancy expense increased $73,000, or 11.4%, from $643,000 in 1995 to $716,000 in 1996. The increase is due primarily to a reduction in rental income received in 1996 as a result of the loss of two tenants in a Bank-owned building and the additional occupancy expense of the San Angelo branch acquired in May 1996.

     Equipment expense increased $171,000, or 25.8%, from $663,000 in 1996, to $834,000 in 1997. Approximately three-fourths of this increase is the result of the Crown Park acquisition. Equipment expense decreased $60,000, or 8.3%, from $723,000 in 1995 to $663,000 for 1996. This decrease is the result of a significant amount of furniture, fixtures and equipment that became fully depreciated during the latter part of 1995 and the first quarter of 1996, thereby decreasing depreciation expense associated with such assets.

     Professional fees, which include legal and accounting fees, increased $29,000, or 9.5%, from $304,000 during 1996 to $333,000 during 1997. The entire increase was due to additional legal fees incurred by the Lubbock branch of the Bank, relating to collections of loans which had been made by management of Crown Park; otherwise professional fees would have decreased $40,000, or 13.2%. Professional fees decreased $150,000, or 33.0%, from $454,000 during 1995 to $304,000 for 1996. The decrease during 1996 was due to the payment of $205,000 in 1995 for legal fees and settlement expenses on the final settlement of certain litigation.

     Stationery, printing and supplies expense increased $131,000, or 45.5%, from $288,000 for 1996 to $419,000 for 1997, due primarily to the
Crown Park acquisition and the opening of two supermarket bank branches in Abilene and Odessa. Stationery, printing and supplies expense increased $17,000, or 6.3%, from $271,000 for 1995 to $288,000 for 1996, primarily due to the acquisitions of Peoples National and Coastal Banc - San Angelo effective January 1, 1996, and May 27, 1996, respectively.

     Net costs (revenues) applicable to other real estate and other repossessed assets consist of expenses associated with holding and maintaining various repossessed assets, the net gain or loss on the sales of such assets, the write-down of the carrying value of the assets and any rental income on such assets that is credited as a reduction in such expenses. The Company recorded net costs of $23,000 in 1997 compared to net revenues of $24,000 in 1996 as a result of $52,000 of such expenses incurred by the Lubbock branch of the Bank during 1997. Net gains on sales of such assets totaled $58,000 for 1997, compared to $50,000 for 1996. Net revenues of the Company were $24,000 in 1996 compared to net revenues of $7,000 in 1995 as a result of additional gains on sales of, and rental income received on, such assets.

     Other noninterest expense includes, among many other items, postage, advertising, insurance, directors' fees, dues and subscriptions, regulatory examinations, franchise taxes, travel and entertainment, due from bank account charges and Federal Deposit Insurance Corporation ("FDIC") insurance. These expenses increased $540,000, or 42.8%, from $1,261,000 during 1996 to $1,801,000 during 1997. Approximately 71% of the increase was due to the acquisition of Crown Park in January 1997. These expenses decreased $48,000, or 3.7%, from $1,309,000 for 1995 to $1,261,000 for 1996. FDIC insurance premiums decreased $154,000 during 1996 as a result of a reduction by the FDIC of deposit insurance rates for banks. This decrease was partially offset by an increase in other expenses as a result of the acquisitions of Peoples National and Coastal Banc - San Angelo.

Federal Income Taxes
--------------------

     Due to the fact that the Company effected a quasi-reorganization as of December 31, 1989, utilization of any of the Company's net operating loss carryforwards subsequent to that date will not be credited to future income. For periods prior to January 1, 1995, the tax effect of the utilization of the Company's net operating loss carryforwards was credited directly to additional paid-in capital. For periods subsequent to December 31, 1994, the tax effect of such utilization has been and will be credited against the Company's gross deferred tax asset. The Company accrued $977,000, $753,000 and $582,000 in federal income taxes in 1997, 1996 and 1995, respectively. The 1997 amount was lowered by $112,000 as a result of a reduction made in the Company's deferred tax asset valuation allowance relating to Peoples National and Winters State based on the Company's trend of positive operating results.

Impact of Inflation
-------------------

     The effects of inflation on the local economy and on the Company's operating results have been relatively modest for the past several years. Because substantially all of the Company's assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. The Company attempts to control the impact of interest rate fluctuations by managing the relationship between its interest rate sensitive assets and liabilities. See "Analysis of Financial Condition -
 Interest Rate Sensitivity" below.

     The Company's objective is to maintain a ratio of interest-sensitive assets to interest-sensitive liabilities that is as balanced as possible. The following tables show that ratio to be 55.5% at the 90-day interval, 49.5% at the 180-day interval and 47.5% at the 365-day interval at December 31, 1997. Currently, the Company is in a liability-sensitive position at the three intervals. During an overall rising interest rate environment, this position would normally produce a lower net interest margin than in a falling interest rate environment; however, because the Company had $77,495,000 of interest-bearing demand, savings and money market deposits at December 31, 1997, that are somewhat less rate-sensitive, the Company's net interest margin does not necessarily decrease in a rising interest rate environment. The interest sensitivity position is presented as of a point in time and can be modified to some extent by management as changing conditions dictate.

     The following table shows the interest rate sensitivity position of the Company at December 31, 1997:

                                                                                        Volumes
                                                  Cumulative Volumes                  Subject to
                                              Subject to Repricing Within              Repricing
                                        ---------------------------------------          After
                                         90 Days       180 Days       365 Days          1 Year        Total
                                        ---------      ---------      ---------      ------------   ---------
                                                                 (Dollars in thousands)
Interest-earning assets:
   Federal funds sold                   $  24,900      $  24,900      $  24,900      $       0      $  24,900
   Securities                               8,016         11,244         17,798         51,996         69,794
   Loans, net of unearned income           34,562         38,463         46,383         94,470        140,853
                                        ---------      ---------      ---------      ---------      ---------
     Total interest-earning assets         67,478         74,607         89,081        146,466        235,547
                                        ---------      ---------      ---------      ---------      ----------

Interest-bearing liabilities:
   Demand, savings and money market
     deposits                              77,495         77,495         77,495              0         77,495
   Time deposits                           44,054         73,211        110,052         11,386        121,438
   Notes payable                               51             52             55              2             57
                                        ---------      ---------      ---------      ---------      ---------
     Total interest-bearing liabilities   121,600        150,758        187,602         11,388        198,990
                                        ---------      ---------      ---------      ---------      ---------

Rate-sensitivity gap(1)                 $ (54,122)     $ (76,151)     $ (98,521)     $ 135,078      $  36,557
                                        =========      =========      =========      =========      =========
Rate-sensitivity ratio (2)                   55.5%          49.5%          47.5%
                                           ======         ======         ======

______________________________
(1)  Rate-sensitive interest-earning assets less rate-sensitive interest-
     bearing liabilities.
(2)  Rate-sensitive interest-earning assets divided by rate-sensitive interest-bearing liabilities.

     The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. Except for the effects of prepayments and scheduled principal amortization on mortgage related assets, the table presents principal cash flows and related weighted average interest rates by the contractual terms to maturity. Nonaccrual loans are included in the loan totals. All investments are classified as other than trading.


                                        Year Ending December 31
                         -------------------------------------------------                                 Fair
                           1998       1999      2000      2001      2002    Thereafter       Total         Value
                         --------- --------- --------- --------- --------- ------------   ---------      ---------
                                                       (Dollars in thousands)
Fixed Rate Loans:
  Maturities             $  44,640 $  28,399 $  20,292 $  12,359 $   3,725 $   2,835      $ 112,250      $ 115,141
  Average interest rate      8.88%     8.90%     8.99%     9.07%     9.03%     8.92%          8.93%

Adjustable Rate Loans:
  Maturities                12,850 $   6,370     4,701     2,915       910       857         28,603         28,603
  Average interest rate      9.52%     9.95%     9.97%     9.97%     9.99%     9.87%          9.76%

Investments and Other
 Interest-earning Assets:
  Maturities                41,623    10,478    12,010    14,443    15,382       758         94,694         94,777
  Average interest rate      5.63%     6.30%     6.23%     6.53%     6.70%     4.35%          6.08%

Total Interest-earning
 Assets:
  Maturities             $  99,113 $  45,247 $  37,003 $  29,717 $  20,017 $   4,450      $ 235,547      $ 238,521
  Average interest rate      7.60%     8.45%     8.22%     7.92%     7.28%     8.32%          7.89%

Savings Deposits:
  Maturities             $       0 $       0 $       0 $       0 $       0 $  13,201      $  13,201      $  13,201
  Average interest rate        --%       --%       --%       --%       --%     3.21%          3.21%

NOW Deposits:
  Maturities                     0         0         0         0         0    33,204         33,204         33,204
  Average interest rate        --%       --%       --%       --%       --%     2.05%          2.05%

Money Market Deposits:
  Maturities                     0         0         0         0         0    31,090         31,090         31,090
  Average interest rate        --%       --%       --%       --%       --%     3.25%          3.25%

Certificates of Deposit:
  Maturities               108,810     8,482     1,785     1,139     1,222         0        121,438        121,724
  Average interest rate      5.38%     5.69%     6.31%     5.79%     6.07%       --%          5.43%

Notes Payable:
  Maturities                    57         0         0         0         0         0             57             57
  Average interest rate      9.74%       --%       --%       --%       --%       --%          9.74%

Total Interest-bearing
 Liabilities:
  Maturities             $ 108,867 $   8,482 $   1,785 $   1,139 $   1,222 $  77,495      $ 198,990      $ 199,276
  Average interest rate      5.38%     5.69%     6.31%     5.79%     6.07%     2.73%          4.38%


     The Company assumes that 100% of savings, NOW and money market deposits at December 31, 1997, are core deposits and are, therefore, expected to roll off after five years. No roll-off is applied to certificates of deposit. Fixed maturity deposits reprice at maturity.

     In evaluating the Company's exposure to interest rate risk, certain limitations inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain other assets have features that restrict changes in interest rates, and prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

ANALYSIS OF FINANCIAL CONDITION

Assets
------

     Total assets increased $58,606,000, or 28.5%, from $205,968,000 at
December 31, 1996, to $264,574,000 at December 31, 1997, due to the acquisition of Crown Park, which had total assets of $60,420,000 at January 28, 1997, the date of acquisition. Total assets increased $20,484,000, or 12.8%, from $180,344,000 at year-end 1995 to $205,968,000 at December 31, 1996, primarily due to the overall growth in deposits at the Bank and the bank acquisitions made in 1996.

Cash and Cash Equivalents
-------------------------

     At December 31, 1997, the Company had $39,418,000 in cash and cash equivalents, up from $29,958,000 at December 31, 1996, due to a decreased amount of funds being invested in investment securities as a result of the current interest rate environment. During 1996, cash and cash equivalents decreased $4,801,000, or 13.8%, from the December 31, 1995, balance of $34,759,000. Cash and cash equivalents averaged $27,520,000, $26,557,000 and $38,142,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Securities
----------

     Securities decreased $5,358,000, or 7.1%, from $75,152,000 at December 31, 1996, to $69,794,000 at December 31, 1997. The decrease in 1997 was due primarily to lower interest rates that were being paid on securities during the fourth quarter of 1997. As a result, more of the Company's available funds were being invested temporarily in federal funds sold.

     The board of directors of the Bank reviews all securities transactions monthly and the securities portfolio periodically. The Company's current investment policy provides for the purchase of U.S. Treasury securities and federal agency securities having maturities of five years or less and for the purchase of state, county and municipal agencies' securities with maximum maturities of 10 years. The Company's policy is to maintain a securities portfolio with a mixture of securities classified as held-to-maturity and available-for-sale with staggered maturities to meet its overall liquidity needs. Municipal securities must be rated A or better. Certain school district issues, however, are acceptable with a Baa rating. Securities totaling $22,501,000 are classified as available-for-sale and are carried at fair value at December 31, 1997. Securities totaling $47,293,000 are classified as held-to-maturity and are carried at amortized cost. The securities portfolio had an average life of approximately 1.32 years at December 31, 1997, compared to approximately 1.48 years at December 31, 1996. The decision to sell securities classified as available-for-sale is based upon management's assessment of changes in economic or financial market conditions.

     Certain of the Company's securities are pledged to secure public and trust fund deposits and for other purposes required or permitted by law. At December 31, 1997, the book value of U.S. Government and other securities so pledged amounted to $9,659,000, or 13.8% of the total securities portfolio.

     The following table summarizes the amounts and the distribution of the Company's investment securities held at the dates indicated:

                                                     December 31,
                              -------------------------------------------------------
                                    1997                1996                1995
                              ----------------    ----------------    ---------------
                              Amount      %       Amount      %       Amount      %
                              --------  ------    --------  ------    -------   -----
                                                       (In thousands)
Carrying value:
  U.S. Treasury securities    $ 21,292   30.5%    $ 35,143   46.8%    $ 32,295   57.8%
  Obligations of other U.S.
   Government agencies and
   corporations                 36,122   51.8       29,928   39.8       23,009   41.2
  Mortgage-backed securities    11,622   16.7        9,438   12.6          160    0.2
  Obligations of states and
    political subdivisions         175    0.2          200    0.2            0     --
  Other securities                 583    0.8          443    0.6          443    0.8
                              --------  -----     --------  -----     --------  -----

   Total securities           $ 69,794  100.0%    $ 75,152  100.0%    $ 55,907  100.0%
                              ========  =====     ========  =====     ========  =====

   Total fair value           $ 69,877            $ 75,062            $ 56,130
                              ========            ========            ========

     The fair value of held-to-maturity securities is usually different from the reported carrying value of such securities due to interest rate fluctuations that cause market valuations to change.

     The following table provides the maturity distribution and weighted average interest rates of the Company's total securities portfolio at December 31, 1997. The yield has been computed by relating the forward income stream on the securities, plus or minus the anticipated amortization of premium or accretion of discount, to the book value of the securities. The book value of available-for-sale securities is their fair value. The book value of held-to-maturity securities is their cost, adjusted for previous amortization or accretion. The restatement of the yields on tax-exempt securities to a fully taxable-equivalent basis has been computed assuming a tax rate of 34%.



                                                                           Estimated  Weighted
                                                       Principal Carrying    Fair     Average
Type and Maturity Grouping at December 31, 1997          Amount    Value     Value     Yield
-----------------------------------------------        --------- --------  --------- ---------
                                                                 (Dollars in thousands)
U.S. Treasury securities:
   Within one year                                     $  16,250 $  16,225 $  16,231    5.75%
   After one but within five years                         5,000     5,067     5,068    6.13
                                                       --------- --------- ---------   -----
     Total U.S. Treasury securities                       21,250    21,292    21,299    5.84
                                                       --------- --------- ---------   -----

Obligations of other U.S. Government
 agencies and corporations:
   Within one year                                           500       498       498    6.50
   After one but within five years                        35,600    35,624    35,630    6.38
                                                       --------- --------- ---------   -----
    Total obligations of other U.S. government
     agencies and corporations                            36,100    36,122    36,128    6.38
                                                       --------- --------- ---------   -----

Mortgage-backed securities                                11,441    11,622    11,683    6.34
                                                       --------- --------- ---------   -----
Obligations of states and political subdivisions:
  Within one year                                              0         0         0      --
  After one but within five years                              0         0         0      --
  After five but within ten years                            175       175       184    8.49
                                                       --------- --------- ---------   -----
    Total obligations of states and
      political subdivisions                                 175       175       184    8.49
                                                       --------- --------- ---------   -----

Other securities:
  Within one year                                              0         0         0      --
  After one but within five years                              0         0         0      --
  After five but within ten years                              0         0         0      --
  After ten years                                            583       583       583    3.96
                                                       --------- --------- ---------   -----
    Total other securities                                   583       583       583    3.96
                                                       --------- --------- ---------   -----
      Total securities                                 $  69,549 $  69,794 $  69,877    6.19%
                                                       ========= ========= =========   =====

Loan Portfolio
--------------

     Total loans, net of unearned income, increased $48,836,000, or 53.1%, from $92,017,000 at December 31, 1996, to $140,853,000 at December 31,
1997. The increase during 1997 was due to the acquisition of Crown Park which had $41,688,000 in loans, net of unearned income, at the date of acquisition and overall internal loan growth at the Bank, primarily at the Lubbock and San Angelo branches.

     The Bank primarily makes installment loans to individuals and commercial loans to small to medium-sized businesses and professionals. The Bank offers a variety of commercial lending products including revolving lines of credit, letters of credit, working capital loans and loans to finance accounts receivable, inventory and equipment. Typically, the Bank's commercial loans have floating rates of interest, are for varying terms (generally not exceeding five years), are personally guaranteed by the borrower and are collateralized by accounts receivable, inventory or other business assets.

     The Bank has an installment loan program whereby it purchases automobile loans from automobile dealerships in its west Texas market area. Under this program, an automobile dealership will agree to make a loan to a prospective customer to finance the purchase of a new or used automobile. The different financial institutions that have a pre-established relationship with the particular dealership review the transaction, including the credit history of the prospective borrower, and decide if they would agree to purchase the loan from the dealership and, if so, at what rate of interest. The dealership selects the financial institution to which it decides to sell the loan. The financial institution purchasing the loan has a direct loan to the borrower collateralized by the automobile, and the dealership realizes a profit based on the difference between the interest rate quoted to the buyer by the dealership and the interest rate at which the loan is purchased by the financial institution. At December 31, 1997 and 1996, the Company had approximately $50,052,000 and $33,188,000 net of unearned income, respectively, of this type of loan outstanding. The increase is due to the acquisition of Crown Park, which had instituted its own indirect installment lending program prior to being acquired by the Company.

     The following table presents the Company's loan balances at the dates indicated separated by loan type:

                                                     December 31,
                                   -------------------------------------------------
                                     1997      1996      1995      1994      1993
                                   --------- --------- --------- --------- ---------
                                                    (In thousands)
Loans to individuals               $  67,453 $  46,975 $  42,142 $  43,113 $  28,538
Real estate loans                     44,569    26,233    23,265    22,760    22,658
Commercial and industrial loans       24,184    18,430    17,236    16,702    16,723
Other loans                            6,109     2,626     2,638     2,943     4,322
                                   --------- --------- --------- --------- ---------
 Total loans                         142,315    94,264    85,281    85,518    72,241
Less unearned income                   1,462     2,247     3,354     4,212     2,594
                                   --------- --------- --------- --------- ---------
  Loans, net of unearned income    $ 140,853 $  92,017 $  81,927 $  81,306 $  69,647
                                   ========= ========= ========= ========= =========


     Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. The Company had no concentrations of loans at December 31, 1997, except for those described above. The Bank had no loans outstanding to foreign countries or borrowers headquartered in foreign countries at December 31, 1997.

     Management of the Bank may renew loans at maturity when requested by a customer whose financial strength appears to support such renewal or when such renewal appears to be in the Company's best interest. The Company requires payment of accrued interest in such instances and may adjust the rate of interest, require a principal reduction or modify other terms of the loan at the time of renewal.

     The following table presents the distribution of the maturity of the Company's loans and the interest rate sensitivity of those loans, excluding loans to individuals, at December 31, 1997. The table also presents the portion of loans that have fixed interest rates or interest rates that fluctuate over the life of the loans in accordance with changes in the interest rate environment as represented by the prime rate.

                                              One to     Over      Total
                                   One Year    Five      Five     Carrying
                                   and Less    Years     Years     Value
                                   --------- --------- --------- ---------
                                               (In thousands)
Real estate loans                  $   6,605 $  30,368 $   7,596 $  44,569
Commercial and industrial loans       11,878     8,079     4,227    24,184
Other loans                            3,872     1,764       473     6,109
                                   --------- --------- --------- ---------

  Total loans                      $  22,355 $  40,211 $  12,296 $  74,862
                                   ========= ========= ========= =========

With fixed interest rates          $  11,670 $  30,036 $   4,681 $  46,387
With variable interest rates          10,685    10,175     7,615    28,475
                                   --------- --------- --------- ---------

  Total loans                      $  22,355 $  40,211 $  12,296 $  74,862
                                   ========= ========= ========= =========

Nonperforming Assets
--------------------

     Nonperforming loans consist of nonaccrual, past due and restructured loans. A past due loan is an accruing loan that is contractually past due 90 days or more as to principal or interest payments. Loans on which management does not expect to collect interest in the normal course of business are placed on nonaccrual or are restructured. When a loan is placed on nonaccrual, any interest previously accrued but not yet collected is reversed against current income unless, in the opinion of management, the outstanding interest remains collectible. Thereafter, interest is included in income only to the extent of cash received. A loan is restored to accrual status when all interest and principal payments are current and the borrower has demonstrated to management the ability to make payments of principal and interest as scheduled.

     A "troubled debt restructuring" is a restructured loan upon which interest accrues at a below market rate or upon which certain principal has been forgiven so as to aid the borrower in the final repayment of the loan, with any interest previously accrued, but not yet collected, being reversed against current income. Interest is accrued based upon the new loan terms.

     Nonperforming loans are fully or substantially collateralized by assets, with any excess of loan balances over collateral values allocated in the allowance. Assets acquired through foreclosure are carried at the lower of cost or estimated fair value, net of estimated costs of disposal, if any. See "Other Real Estate and Other Repossessed Assets" below.

     The following table lists nonaccrual, past due and restructured loans and other real estate and other repossessed assets at year-end for each of the past five years.

                                                                    December 31,
                                                  -----------------------------------------------
                                                   1997      1996      1995      1994      1993
                                                  -------   -------   -------   -------   -------
                                                                  (In thousands)
Nonaccrual loans                                  $    70   $    82   $   204   $    48   $ 1,646
Accruing loans contractually past due over
 90 days                                              121        41        23        26       293
Restructured loans                                    104        73        65        80       195
Other real estate and other repossessed assets        739       389       337       631       803
                                                  -------   -------   -------   -------   -------

  Total nonperforming assets                      $ 1,034   $   585   $   629   $   785   $ 2,937
                                                  =======   =======   =======   =======   =======

     The gross interest income that would have been recorded in 1997 on the Company's nonaccrual loans if such loans had been current, in accordance with the original terms thereof and had been outstanding throughout the period or, if shorter, since origination, was approximately $16,000. A total of $2,000 in interest on nonaccrual loans was actually recorded (received) during 1997.

     A potential problem loan is defined as a loan where information about possible credit problems of the borrower is known, causing management to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in the inclusion of such loan in one of the nonperforming asset categories. The Company does not believe it has any potential problem loans other than these reported in the above table.

     The Company follows a loan review program to evaluate the credit risk in its loan portfolio. Through the loan review process, the Bank maintains an internally classified loan list that, along with the list of nonperforming loans discussed below, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance. Loans classified as "substandard" are those loans with clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverability of the loan. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans, but also have an increased risk that a loss may occur or at least a portion of the loan may require a charge-off if liquidated at present. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans classified as "loss" are those loans that are in the process of being charged off. At December 31, 1997, substandard loans totaled $941,000, of which $122,000 were loans designated as nonaccrual, 90 days past due or restructured, and there was one $16,000 doubtful loan, which was currently performing. There were no loss loans.

     In addition to the internally classified loans, the Bank also has a "watch list" of loans that further assists the Bank in monitoring its loan portfolio. A loan is included on the watch list if it demonstrates one or more deficiencies requiring attention in the near term or if the loan's ratios have weakened to a point where more frequent monitoring is warranted. These loans do not have all the characteristics of a classified loan (substandard, doubtful or loss), but do have weakened elements as compared with those of a satisfactory credit. Management of the Bank reviews these loans to assist in assessing the adequacy of the allowance. Substantially all of the loans on the watch list at December 31, 1997, were current and paying in accordance with loan terms. At December 31, 1997, watch list loans totaled $1,271,000 (including $489,000 of loans guaranteed by U.S. governmental agencies). At such date, $75,000 of loans on the watch list were designated as 90 days past due. All of these loans involved borrowers who had filed Chapter 13 bankruptcy and the Bank was awaiting finalization of the individual borrowers' bankruptcy plans. In addition, at December 31, 1997, $88,000 of loans not classified and not on the watch list were designated as restructured loans.

Other Real Estate and Other Repossessed Assets
----------------------------------------------

     Other real estate and other repossessed assets consist of real property and other assets unrelated to banking premises or facilities. Income derived from other real estate and other repossessed assets, if any, is generally less than that which would have been earned as interest at the original contract rates on the related loans. At December 31, 1997, 1996 and 1995, other real estate and other repossessed assets had an aggregate book value of $739,000, $389,000 and $337,000, respectively. Other real estate and other repossessed assets increased $350,000, or 90.0%, during 1997 due to the acquisition of Crown Park. At the date of acquisition, Crown Park had a total of $456,000 in other real estate and other repossessed assets. The December 31, 1997, balance of $739,000 included three commercial properties ($391,000), thirty-eight repossessed automobiles ($302,000) and five residential properties ($46,000). Of the December 31, 1996, balance, $204,000 represented nineteen repossessed automobiles, $103,000 represented four commercial properties and $82,000 represented three residential properties.

Allowance for Possible Loan Losses
----------------------------------

     Implicit in the Company's lending activities is the fact that loan losses will be experienced and that the risk of loss will vary with the type of loan being made and the creditworthiness of the borrower over the term of the loan. To reflect the currently perceived risk of loss associated with the Company's loan portfolio, additions are made to the Company's allowance for possible loan losses (the "allowance"). The allowance is created by direct charges against income (the "provision" for loan losses), and the allowance is available to absorb possible loan losses. See "Results of Operations - Provision for Loan Losses" above.

     The amount of the allowance equals the cumulative total of the provisions made from time to time, reduced by loan charge-offs and increased by recoveries of loans previously charged off. The Company's allowance was $1,173,000, or 0.83% of loans, net of unearned income, at December 31, 1997, compared to $793,000, or 0.86% of loans, net of unearned income, at December 31, 1996, and $759,000, or 0.93% of loans, net of unearned income, at December 31, 1995. The increase in the balance of the allowance from December 31, 1996, to December 31, 1997, was a result of the acquisition of Crown Park, which had an allowance of $395,000 at the date of acquisition. The reduction in the ratio of the allowance to total loans, net of unearned income, is primarily due to the improvement in the overall credit quality of the Company's loan portfolio.

     Credit and loan decisions are made by management and the board of directors of the Bank in conformity with loan policies established by the board of directors of the Company. The Company's practice is to charge off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower's failure to meet repayment terms, the borrower's deteriorating or deteriorated financial condition, the depreciation of the underlying collateral, the loan's classification as a loss by regulatory examiners or for other reasons.
The Company charged off $581,000 in loans during 1997. Charge-offs for 1997 were concentrated in the following categories: loans to individuals
- $457,000, or 78.7%, and commercial and industrial - $107,000, or 18.4%.
Charge-offs on two commercial and industrial loans totaled $80,000, or 13.8%, of total charge-offs. All but $44,000 of the remaining $501,000 in charge-offs were installment loans, of which $424,000 represented indirect loans secured by automobiles. Recoveries during 1997 were $316,000 and were concentrated in the following categories: commercial and industrial - $220,000, or 69.6%, loans to individuals - $60,000, or 19.0%, and real estate - $35,000, or 11.1%. Recoveries of

$218,000 on four commercial and industrial loans, and $32,000 on one real estate loan accounted for 79.1% of total recoveries during 1997.

     The following table presents the provisions, loans charged off and recoveries of loans previously charged off, the amount of the allowance, average loans outstanding and certain pertinent ratios for the last five years.



                                                   1997(1)  1996(2)     1995      1994     1993(3)
                                                  --------  --------  --------  --------  --------
Analysis of allowance for possible loan losses:                (Dollars in thousands)
Balance at January 1                              $    793  $    759  $    817  $    896  $    617
  Provision for loan losses                            250       201       206       147       154
  Acquisition of subsidiary                            395       149         0         0       233
                                                  --------  --------  --------  --------  --------
                                                     1,438     1,109     1,023     1,043     1,004
                                                  --------  --------  --------  --------  --------
Loans charged off:
  Loans to individuals                                 457       231       297       150        88
  Real estate loans                                      6       100        72       119        68
  Commercial and industrial loans                      107        58         7        32        69
  Other loans                                           11         0         0        77        16
                                                  --------  --------  --------  --------  --------
   Total charge-offs                                   581       389       376       378       241
                                                  --------  --------  --------  --------  --------

Recoveries of loans previously charged off:
  Loans to individuals                                  60        28        43        45        28
  Real estate loans                                     35        20         2         0         4
  Commercial and industrial loans                      220        25        52        48        84
  Other loans                                            1         0        15        59        17
                                                  --------  --------  --------  --------  --------
   Total recoveries                                    316        73       112       152       133
                                                  --------  --------  --------  --------  --------
     Net loans charged off                             265       316       264       226       108
                                                  --------  --------  --------  --------  --------

      Balance at December 31                      $  1,173  $    793  $    759  $    817  $    896
                                                  ========  ========  ========  ========  ========

Average loans outstanding,
 net of unearned income                           $132,891  $ 85,880  $ 82,302  $ 74,727  $ 59,767
                                                  ========  ========  ========  ========  ========
Ratio of net loan charge-offs to average loans,
 net of unearned income                               0.20%     0.37%     0.32%     0.30%     0.18%
                                                      ====      ====      ====      ====      ====
Ratio of allowance for possible loan losses
 to total loans, net of unearned income, at
 December 31                                          0.83%     0.86%     0.93%     1.00%     1.29%
                                                      ====      ====      ====      ====      ====

______________________________
(1)  Average loans, net of unearned income, for 1997 include the average loans, net of unearned income, of Crown Park from January 28 through
     December 31, 1997.
(2)  Average loans, net of unearned income, for 1996 include the average loans, net of unearned income, of Peoples National from January 1 through December 31, 1996, and of Coastal Banc - San Angelo from May
     27 through December 31, 1996.
(3)  Average loans, net of unearned income, for 1993 include the average loans, net of unearned income, of Winters State from August 31 through December 31, 1993.

     Foreclosures on defaulted loans result in the Company acquiring other real estate and other repossessed assets. Accordingly, the Company incurs other expenses, specifically net costs applicable to other real estate and other repossessed assets, in maintaining, insuring and selling such assets. The Bank attempts to convert nonperforming loans into interest-earning assets, although usually at a lower dollar amount than the face value of such loans, either through liquidation of the collateral securing the loan or through intensified collection efforts.

     As the economies of the Bank's market areas over the past several years has recovered and stabilized, there has been a steady reduction in the amount of the provision, as a percentage of average loans outstanding, necessary to maintain an adequate balance in the allowance. This reflects management's assessment of the continued reduction of credit risks associated with the loan portfolio.

     The amount of the allowance is established by management based upon estimated risks inherent in the existing loan portfolio. Management reviews the loan portfolio on a continuing basis to evaluate potential problems. This review encompasses management's estimate of current economic conditions and the potential impact on various industries, prior loan loss experience and financial conditions of individual borrowers. Loans that have been specifically identified as problem or nonperforming loans are reviewed on at least a quarterly basis, and management critically evaluates the prospect of ultimate losses arising from such loans, based on the borrower's financial condition and the value of available collateral. When a risk can be specifically quantified for a loan, that amount is specifically allocated in the allowance. In addition, the Company allocates the allowance based upon the historical loan loss experience of the different types of loans. Despite such allocation, both the allocated and unallocated portions of the allowance are available for charge-offs of all loans.

     The following table shows the allocations in the allowance and the respective percentages of each loan category to total loans at year-end for each of the past five years.

                                                               December 31,
                                   ------------------------------------------------------------------------
                                            1997                    1996                     1995
                                   -----------------------  ----------------------   ----------------------
                                              Percent of               Percent of               Percent of
                                   Amount of   Loans by     Amount of   Loans by     Amount of   Loans by
                                   Allowance Category to    Allowance Category to    Allowance Category to
                                   Allocated  Loans, Net    Allocated  Loans, Net    Allocated  Loans, Net
                                      to      of Unearned       to     of Unearned      to      of Unearned
                                   Category     Income      Category     Income      Category     Income
                                   --------- ------------   --------- ------------   --------- ------------
                                                            (Dollars in thousands)
Loans to individuals               $  570       46.8%       $  323       48.6%       $  136        47.4%
Real estate loans                      52       31.6           128       28.5           197        28.4
Commercial and industrial loans       193       17.2            97       20.0            96        21.0
Other loans                            28        4.4            43        2.9            59         3.2
                                   ------    -------        ------    -------        ------    --------
 Total allocated                      843      100.0%          591      100.0%          488       100.0%
                                             =======                  =======                  ========
 Unallocated                          330                      202                      271
                                   ------                   ------                   ------
  Total allowance for possible
   loan losses                     $1,173                   $  793                   $  759
                                   ======                   ======                   ======

                                                    December 31,
                                   ----------------------------------------------
                                            1994                    1993
                                   -----------------------  ---------------------
                                              Percent of               Percent of
                                   Amount of   Loans by     Amount of   Loans by
                                   Allowance Category to    Allowance Category to
                                   Allocated  Loans, Net    Allocated  Loans, Net
                                      to      of Unearned       to     of Unearned
                                   Category     Income      Category     Income
                                   --------- ------------   --------- ------------
                                              (Dollars in thousands)

Loans to individuals               $  207       47.8%       $  178       37.3%
Real estate loans                     165       28.0           272       32.5
Commercial and industrial loans       122       20.5           212       24.0
Other loans                            68        3.7           108        6.2
                                   ------    -------        ------    -------
 Total allocated                      562      100.0%          770      100.0%
                                             =======                  =======
 Unallocated                          255                      126
                                   ------                   ------
  Total allowance for possible
    loan losses                    $  817                   $  896
                                   ======                   ======

Premises and Equipment
----------------------

     Premises and equipment increased $3,081,000, or 69.4%, from $4,437,000 at December 31, 1996, to $7,518,000 at December 31, 1997. The
increase was primarily due to the purchase of Crown Park, which had $2,777,000 in net book value of premises and equipment at the date of acquisition, and the opening of two supermarket branch banking facilities during 1997. These increases were partially offset by depreciation expense of $515,000 recorded for 1997.

Accrued Interest Receivable
---------------------------

     Accrued interest receivable consists of interest that has accrued on securities and loans, but is not yet payable under the terms of the related agreements. The balance of accrued interest receivable increased $609,000, or 38.1%, from $1,599,000 at December 31, 1996, to $2,208,000 at December 31, 1997. The increase during 1997 was a result of the purchase of Crown Park, which had $418,000 in accrued interest receivable at the date of acquisition, and an increase in the amount of loans outstanding during 1997. Of the total balance at December 31, 1997, $1,220,000, or 55.3%, was interest accrued on loans and $988,000, or 44.7%, was interest accrued on securities.

Goodwill
--------

     Goodwill increased $2,202,000, or 230.1%, from $957,000 at December 31, 1996, to $3,159,000 at December 31, 1997, due to the acquisition of Crown Park. A total of $2,486,000 of goodwill was recorded as a result of this acquisition, which was partially offset by $218,000 in goodwill amortization expense during 1997.

Other Assets
------------

     The most significant component of other assets at December 31, 1997 and 1996, is a net deferred tax asset of $1,282,000 and $1,664,000, respectively. The balance of other assets decreased $194,000, or 8.6%, to $2,058,000 at December 31, 1997, from $2,252,000 at December 31, 1996, primarily as a result of a decrease in the Company's net deferred tax asset due principally to the utilization of a portion of the Company's net operating loss carryforwards.

Deposits
--------

     The Bank's lending and investing activities are funded almost entirely by core deposits, one-half of which are demand, savings and money market deposits at December 31, 1997. Total deposits increased $53,226,000, or 28.1%, from $189,575,000 at December 31, 1996, to
$242,801,000 at December 31, 1997. The increase is due to the purchase of Crown Park, which had $53,604,000 in total deposits at the date of acquisition. Decreases in deposits at the Lubbock branch subsequent to the date of acquisition were offset by an aggregate increase in deposits at the Bank's remaining branches. The Bank does not have any brokered deposits.

     The following table presents the average amounts of and the average rate paid on deposits of the Company for each of the last three years:


                                                          Year Ended December 31,
                                   -------------------------------------------------------------------
                                         1997(1)                  1996(2)                  1995
                                   ------------------       -----------------        -----------------
                                   Average   Average        Average   Average        Average   Average
                                    Amount    Rate           Amount    Rate           Amount     Rate
                                   --------  -------        --------  -------        --------  -------
                                                            (Dollars in thousands)
Noninterest-bearing
 demand deposits                   $ 40,328      -- %       $ 30,093       -- %      $ 29,019       -- %
Interest-bearing demand, savings
 and money market deposits           75,833    2.69           57,847     2.41          53,391     2.35
Time deposits of less
 than $100,000                       84,267    5.36           64,112     5.42          52,452     5.41
Time deposits of $100,000
 or more                             36,951    5.54           27,953     5.39          19,685     5.61
                                   --------  ------         --------   ------        --------   ------

  Total deposits                   $237,379    3.62%        $180,005     3.55%       $154,547     3.36%
                                   ========  ======         ========   ======        ========   ======

______________________
(1)  The average amounts and average rates paid on deposits for the year ended December 31, 1997, include the averages of Crown Park from
     January 28 through December 31, 1997.
(2)  The average amounts and average rates paid on deposits for the year ended December 31, 1996, include the averages of Peoples National and
     Coastal Banc - San Angelo from January 1 and May 27 (the respective dates of acquisition of such banks) through December 31, 1996.

     The maturity distribution of time deposits of $100,000 or more at December 31, 1997, is presented below:

                                                  December 31, 1997
                                                  -----------------
                                                    (In thousands)
          3 months or less    $                           13,669
          Over 3 through 6 months                          8,945
          Over 6 through 12 months                        12,852
          Over 12 months                                   2,905
                                                       ---------
           Total time deposits of $100,000 or more     $  38,371
                                                       =========

     The Banks experience relatively limited reliance on time deposits of $100,000 or more. Time deposits of $100,000 or more are a more volatile and costly source of funds than other deposits and are most likely to affect the Company's future earnings because of interest rate sensitivity. At December 31, 1997, deposits of $100,000 or more represented 14.5% of the Company's total assets, compared to 14.4% of the Company's total assets at December 31, 1996.

Notes Payable
-------------

     The Company's notes payable decreased $183,000, or 76.3%, from $240,000 at December 31, 1996, to $57,000 at December 31, 1997. The
decrease was a result of the payoff of the note payable to the Amarillo Bank and all but one of the notes payable to the current and former directors during 1997.

Accrued Interest Payable
------------------------

     Accrued interest payable consists of interest that has accrued on deposits and notes payable, but is not yet payable under the terms of the related agreements. The balance of accrued interest payable decreased $4,000, or 0.4%, from $951,000 at December 31, 1996, to $947,000 at
December 31, 1997. The decrease was due primarily to a campaign by the Bank during 1995 to attract customers to purchase certificates of deposit with longer maturities. Certificates of deposit with original maturities of greater than two years totaled over $17,000,000 at an average rate of

6.26%, at December 31, 1996, compared to approximately $15,000,000 at an average rate of 5.76% at December 31, 1997, causing accrued interest payable to be higher than normal at December 31, 1996, when compared to December 31, 1997.

Other Liabilities

     The most significant components of other liabilities are amounts accrued for various types of expenses. The balance of other liabilities decreased $23,000, or 8.7%, from $265,000 at December 31, 1996, to
$242,000 at December 31, 1997, due primarily to a reduction in the amount of insurance premiums on indirect automobile loans that had been collected from loan customers and were payable to the insurance company at December 31, 1997, when compared to December 31, 1996. Such reduction more than offset the increase in other liabilities as a result of the acquisition of Crown Park.

Selected Financial Ratios

     The following table presents selected financial ratios for each of the last three fiscal years:

                                                         Year Ended December 31,
                                                       ---------------------------
                                                       1997(1)   1996(2)    1995
                                                       -------   -------   -------
Net income to:
  Average assets                                         0.82%     0.72%     0.67%
  Average interest-earning assets                        0.90      0.79      0.73
  Average stockholders' equity                          10.95      9.89      8.99
Dividend payout (3) to:
  Net income                                            17.30     13.85     10.34
  Average stockholders' equity                           1.89      1.37      0.93
Average stockholders' equity to:
  Average total assets                                   7.45      7.33      7.43
  Average loans (4)                                     14.50     16.74     15.30
  Average total deposits                                 8.12      7.99      8.15
Average interest-earning assets to:
  Average total assets                                  90.36     91.87     91.56
  Average total deposits                                98.55    100.11    100.44
  Average total liabilities                             97.63     99.13     98.91
Ratio to total average deposits of:
  Average loans (4)                                     55.98     47.71     53.25
  Average noninterest-bearing deposits                  16.99     16.72     18.78
  Average interest-bearing deposits                     83.01     83.28     81.22
Total interest expense to total interest income         47.25     47.51     44.38
Efficiency ratio (5)                                    69.09     72.78     76.56

_________________________
(1)  Average balance sheet and income statement items for 1997 include the averages for Crown Park from January 28 through December 31, 1997.
(2)  Average balance sheet and income statement items for 1996 include the averages for Peoples National and Coastal Banc - San Angelo from
     January 1 and May 27 (the respective dates of acquisition of such banks) through December 31, 1996.
(3)  Dividends for Common Stock only.
(4)  Before allowance for possible loan losses.
(5)  Calculated as noninterest expense less amortization of intangibles and expenses related to other real estate and other repossessed assets divided by the sum of net interest income before provision for loan losses and total noninterest income excluding securities gains and losses.

LIQUIDITY

The Bank
--------
     Liquidity with respect to a financial institution is the ability to meet its short-term needs for cash without suffering an unfavorable impact on its on-going operations. The need for the Bank to maintain funds on hand arises principally from maturities of short-term borrowings, deposit withdrawals, customers' borrowing needs and the maintenance of reserve requirements. Liquidity with respect to a financial institution can be met from either assets or liabilities. On the asset side, the primary sources of liquidity are cash and due from banks, federal funds sold, maturities of securities and scheduled repayments and maturities of loans. The Bank maintains adequate levels of cash and near-cash investments to meet its day-to-day needs. Cash and due from banks averaged $11,051,000 and $7,151,000 during the years ended December 31, 1997 and 1996, respectively. These amounts comprised 4.3% and 3.6% of average total assets during the years ended December 31, 1997 and 1996, respectively. The average level of securities and federal funds sold was $101,035,000 and $94,326,000 during the years ended December 31, 1997 and 1996, respectively. The increases from 1996 to 1997 were primarily due to the acquisition of Crown Park on January 28, 1997.

     The Bank sold securities classified as available-for-sale with a book value of $193,000 during the year ended December 31, 1997. The Bank sold securities with a book value of $2,028,000 during the year ended December 31, 1996. At December 31, 1997, $16,723,000, or 28.7%, of the Company's
securities portfolio, excluding mortgage-backed securities, matured within one year and $40,691,000, or 69.9%, excluding mortgage-backed securities, matured after one but within five years. The Bank's commercial lending activities are concentrated in loans with maturities of less than five years and with both fixed and adjustable interest rates, while its installment lending activities are concentrated in loans with maturities of three to five years and with fixed interest rates. The Bank's experience, however, has been that these installment loans are paid off in an average of approximately thirty months. At December 31, 1997, approximately $46,383,000, or 32.9%, of the Company's loans, net of unearned income, matured within one year and/or had adjustable interest rates. Approximately $40,145,000, or 53.6%, of the Company's loans (excluding loans to individuals) matured within one year and/or had adjustable interest rates. See "Analysis of Financial Condition - Loan Portfolio" above.

     On the liability side, the principal sources of liquidity are deposits, borrowed funds and the accessibility to money and capital markets. Customer deposits are by far the largest source of funds. During the years ended December 31, 1997 and 1996, the Company's average deposits were $237,379,000, or 91.7% of average total assets, and $180,005,000, or 91.8% of average total assets, respectively. The Company attracts its deposits primarily from individuals and businesses located within the market areas served by the Bank. See "Analysis of Financial Condition - Deposits" above.

     The level of nonperforming assets has squeezed interest margins and has resulted in noninterest expenses from net operating costs and write-downs associated with nonperforming assets, although the ratio of such nonperforming assets to total assets has generally been decreasing over the past several years. In order to improve liquidity, the Bank has implemented various cost-cutting and revenue-generating measures and extended efforts to reduce nonperforming assets.

The Company
-----------

     The Company depends on the Bank for liquidity in the form of cash flow, primarily to meet debt service and dividend requirements and to cover other operating expenses. This cash flow comes from three sources:
(1) dividends resulting from earnings of the Bank, (2) current tax liabilities generated by the Bank and (3) management and service fees for services performed for the Bank.

     The payment of dividends from the Bank is subject to applicable law and the scrutiny of regulatory authorities. Dividends paid by the Bank to Independent Financial in 1997 aggregated $900,000; in turn, Independent Financial paid dividends to the Company totaling $900,000 during 1997. Dividends paid by the Bank to Independent Financial and by Independent Financial to the Company totaled $1,000,000 and $1,000,000, respectively, during 1996. At

December 31, 1997, there were approximately $2,780,000 in dividends available for payment to Independent Financial by the Bank without prior regulatory approval.

     The payment of current tax liabilities generated by the Bank and management and service fees constituted approximately 54.6% and 6.5%, respectively, of the Company's cash flow from the Bank during 1997. Pursuant to a tax-sharing agreement, the Bank pays to the Company an amount equal to its individual tax liability on the accrual method of federal income tax reporting. The accrual method generates more timely payments of current tax liabilities by the Bank to the Company, increasing the regularity of cash flow and shifting the time value of such funds to the Company. In the event that the Bank incurs losses, the Company may be required to refund tax liabilities previously collected. Current tax liabilities totaling $1,266,000 were paid by the Bank to the Company during 1997, compared to a total of $885,000 in 1996.

     From January 1, 1989, through December 31, 1995, the Company collected federal income taxes from the Bank based on an effective tax rate of approximately 34% and paid taxes to the federal government at the rate of approximately 2% as a result of the utilization of the Company's net operating loss carryforwards for both regular tax and alternative minimum tax purposes. At December 31, 1995, the Company's net operating loss carryforwards for alternative tax purposes had been fully utilized. As a result, the Company began paying federal income taxes at the effective tax rate of approximately 20% during the first quarter of 1996. The net operating carryforwards available for regular federal income tax purposes were fully utilized by the fourth quarter of 1997, resulting in the Company having to pay taxes to the federal government at the statutory rate for the fourth quarter of 1997 and in future years.

     The Bank pays management fees to the Company for services performed. These services include, but are not limited to, financial and accounting consultation, attendance at the Bank's board meetings, audit and loan review services and related expenses. The Bank paid a total of $150,000 in management fees to the Company in 1997, compared to $162,000 in 1996. The Company's fees must be reasonable in relation to the management services rendered, and the Bank is prohibited from paying management fees to the Company if the Bank would be undercapitalized after any such distribution or payment.

     On January 28, 1997, the Company borrowed $800,000 from the Amarillo Bank to finance a portion of the cost of acquiring Crown Park. The terms of the loan provided that this loan accrued interest at a floating per annum rate equal to the Amarillo Bank's base rate plus one-half percent, principal and interest was payable on demand, but if no demand is made, at maturity and the loan matured on April 23, 1997. The loan was secured by a pledge of all of the stock of Independent Financial and the Bank and had certain other loan provisions, including limitations on additional debt, purchases and sales of assets, acquisitions and mergers, dividend restrictions if total debt to the Amarillo Bank exceeded $1,200,000 and certain other financial covenants. On February 14, 1997, the Company used $400,000 of the net proceeds from the sale of shares of Common Stock to the underwriter of the Company's Common Stock offering pursuant to the underwriters' over-allotment option to reduce the principal amount of the Amarillo Bank loan from $800,000 to $400,000. The balance was further reduced to $200,000 by the end of the first quarter of 1997. The loan maturity was extended to July 23, 1997, and on that day, the $200,000 balance was renewed into a note that had a one-year maturity with payments of $50,000 principal plus interest to be made quarterly beginning October 23, 1997. The first required principal payment was made and the Company paid off the remaining principal balance on the note on December 31, 1997.

CAPITAL RESOURCES

     At December 31, 1997, stockholders' equity totaled $20,527,000, or 7.8% of total assets, compared to $14,937,000, or 7.3% of total assets, at December 31, 1996.

     Bank regulatory authorities in the United States have risk-based capital standards by which all bank holding companies and banks are evaluated in terms of capital adequacy. These guidelines relate a banking company's capital to the risk profile of its assets. The risk-based capital standards require all banks to have Tier 1 capital of at least 4%, and total capital (Tier 1 and Tier 2 capital) of at least 8%, of risk-weighted assets, and to be designated as well-capitalized, the banking company must have Tier 1 and total capital ratios of 8% and 10%, respectively. For the

Company, Tier 1 capital includes common stockholders' equity and qualifying perpetual preferred stock reduced by goodwill. Tier 2 capital for the Company is comprised of all of the allowance for possible loan losses.

     Banking regulators also have leverage ratio requirements. The leverage ratio requirement is measured as the ratio of Tier 1 capital to adjusted quarterly average assets. The leverage ratio standards require all banking companies to have a minimum leverage ratio of 3%, and to be designated as well-capitalized, the banking company must have a leverage ratio of 6%. The following table provides a calculation of the Company's risk-based capital and leverage ratios and a comparison of the Company's and the Bank's risk-based capital ratios and leverage ratios to the minimum regulatory and well-capitalized minimum requirements at December 31, 1997:


     The Company                                            December 31, 1997
     -----------                                            -----------------
                                                              (In thousands)
     Tier 1 capital:
      Common stockholders' equity, excluding unrealized
       gain on available-for-sale securities                     $   20,261
      Preferred stockholders' equity (1)                                235
      Goodwill                                                      ( 3,159)
                                                                 ----------
        Total Tier 1 capital                                         17,337
                                                                 ----------

     Tier 2 capital:
      Allowance for possible loan losses (2)                          1,173
                                                                 ----------
        Total Tier 2 capital                                          1,173
                                                                 ----------

          Total capital                                          $   18,510
                                                                 ==========

     Risk-weighted assets                                        $  154,036
                                                                 ==========

     Adjusted quarterly average assets                           $  258,496
                                                                 ==========

     The minimum regulatory capital amounts and ratios and minimum capital amounts and ratios for well capitalized holding companies and the Company's actual capital amounts and ratios at December 31, 1997, were as follows:

                                      Regulatory         Minimums for
                                     Minimums for      Well Capitalized
                                   Holding Companies   Holding Companies         Actual
                                   -----------------   -----------------   ----------------
                                    Amount   Ratio      Amount   Ratio      Amount   Ratio
                                   --------- ------    --------- ------    --------- ------
                                                       (Dollars in thousands)
Tier 1 capital to risk-weighted
  assets                           $   6,161  4.00%    $  12,323  8.00%    $  17,337 11.26%

Total capital to risk-weighted
  assets                              12,323  8.00        15,404 10.00        18,510 12.02

Tier 1 capital to adjusted
  quarterly average assets             7,755  3.00        15,510  6.00        17,337  6.71


     The minimum regulatory capital amounts and ratios and minimum capital amounts and ratios for well capitalized banks and the Bank's actual capital amounts and ratios at December 31, 1997, were as follows:

                                      Regulatory         Minimums for
                                     Minimums for      Well Capitalized
                                   Holding Companies   Holding Companies        Actual
                                   -----------------   -----------------   ----------------
                                    Amount    Ratio     Amount    Ratio     Amount   Ratio
                                   --------- -------   --------- -------   --------- ------
                                                       (Dollars in thousands)
Tier 1 capital to risk-weighted
 assets                            $   6,193  4.00%    $  12,385  8.00%    $  15,855 10.24%

Total capital to risk-weighted
 assets                               12,386  8.00        15,482 10.00        17,028 11.00

Tier 1 capital to adjusted
 quarterly average assets              7,710  3.00        15,431  6.00        15,855  6.18

_______________________________
(1)  Limited to 25% of total Tier 1 capital, with any remainder qualifying as Tier 2 capital.
(2)  Limited to 1.25% of risk-weighted assets.


     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of non-traditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages. The law also requires each federal banking agency to specify the levels at which an insured institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under the FDIC's regulations, the Company and the Bank were both "well capitalized" at December 31, 1997.

     The Company's ability to generate capital internally through retention of earnings and access to capital markets is essential for satisfying the capital guidelines for bank holding companies as prescribed by the Federal Reserve Board.

     The payment of dividends on the Common Stock and the Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") is determined by the Company's board of directors in light of circumstances and conditions then existing, including the earnings of the Company and the Bank, funding requirements and financial condition, applicable loan covenants and applicable laws and regulations. The Company's ability to pay cash dividends is restricted by the requirement that it maintain a certain level of capital as discussed above in accordance with regulatory guidelines. Holders of the Series C Preferred Stock are entitled to receive, if, as and when declared by the Company's board of directors, out of funds legally available therefor, quarterly cumulative cash dividends at the annual rate of 10%. The Federal Reserve Board has promulgated a policy prohibiting bank holding companies from paying dividends on common stock unless such bank holding company can pay such dividends from current earnings. The Federal Reserve Board has asserted that this policy is also applicable to payment of dividends on preferred stock. Such an interpretation may limit the ability of the Company to pay dividends on the Series C Preferred Stock.

     At December 31, 1997, retained earnings of the Bank included approximately $2,780,000 that was available for payment of dividends to the Company without prior approval of regulatory authorities.

     The Company began paying quarterly cash dividends of $0.03 per share on its Common Stock during the second quarter of 1994. The Company also paid 4-for-3 stock split, effected in the form of a 33-1/3% stock dividend, on May 31, 1995. The Company's Board of Directors increased the Company's quarterly Common Stock cash dividend to $0.05 per share during the second quarter of 1996. In addition, the Company paid a 5-for-4 stock split, effected in the form of a 25% stock dividend, on May 30, 1997.

          In connection with the Company's acquisition of Crown Park and its subsidiary, Western National, the Company sold an aggregate of 395,312 shares of the Common Stock in an underwritten offering at a price of $11.40 per share. This amount included 51,562 shares covered by the underwriters' over-allotment option. The Company received net proceeds of approximately $3,978,000 from its offering.

YEAR 2000 COMPLIANCE

     The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a four digit year is commonly referred to as the Year 2000 Compliance issue. As the year 2000 approaches, such systems may be unable to accurately process certain date-based information.

     The Company believes it has identified all significant applications that will require modification to ensure Year 2000 Compliance. Internal and external resources are being used to make the required modifications and test Year 2000 Compliance. The modification process of all significant applications by outside hardware and software suppliers is substantially complete. The Company plans on completing the testing process of all significant applications by December 31, 1998.

     The Company leases virtually all of its computer hardware under leases that expire during the first six months of 1998. The Company has scheduled the replacement of this hardware, as well as the software used for its main operating system and major banking applications, during this same time period. All such hardware and software will be Year 2000 compliant.

     In addition, the Company has had formal communications with other vendors with which it does significant business to determine their Year 2000 readiness and the extent to which the Company appears vulnerable to any third party Year 2000 issues. There can be no assurance, however, that the systems of other companies will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

     As a result of the timing of the replacement and upgrade of the Company's hardware and software, the total cost to the Company of Year 2000 Compliance activities has not been and is not anticipated to be material to the Company's financial position or results of operations in any given year. Year 2000 Compliance costs and the date on which the Company plans to complete the Year 2000 modifications and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. There can be no assurance, however, that these estimates will be achieved and actual results could differ from those plans.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt FAS 130 beginning January 1, 1998.

     Management does not believe that the adoption of this pronouncement will have a material impact on the financial statements of the Company.



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

                                [LOGO]
                    INDEPENDENT BANKSHARES, INC.

                 [PHOTOGRAPH OF TEXAS BLUEBONNETS]















              [LOGO]  INDEPENDENT BANKSHARES, INC.
    ---------------------------------------------------------
    P.O. Box 3296  *  Abilene, Texas 79604  *  (915) 677-5550